UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Nine Months Ended September 30, 2017

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	5
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12
PART II - OTHER INFORMATION	63
LEGAL PROCEEDINGS	63
RISK FACTORS	63

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we completed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we had 73,619,511 ordinary shares outstanding and owned 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, our Board of Directors (“the Board”) approved a share capital increase and issued 131,620 shares, increasing the number of outstanding shares to 73,751,131.

On July 28, 2016, the Board approved a share capital increase and issued 157,925 shares, increasing the number of outstanding shares to 73,909,056.

Acquisition and Divestment Transactions

On August 4, 2016, the Company through its direct subsidiary Atento Teleservicios España entered into an agreement (the “Share Sale and Purchase Agreement”) with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento’s operations in Morocco providing services to the Moroccan and French markets (the “Morocco Transaction”). The Morocco Transaction was consummated on September 30, 2016, upon receipt of regulatory approval. Atento’s operations in Morocco, which provide services to the Spanish market, are excluded from the Morocco Transaction and will continue operating as part of Atento Spain.

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil).

On May 9, 2017, we announced an extended partnership with Itaú, a leading financial institution in Brazil, through which we will leverage the industry-leading capabilities of RBrasil and Atento Brasil S.A. (“Atento Brasil”) to serve Itaú’s increasing demand for end-to-end collections solutions, customer service and back office services.

On June 9, 2017, the Company, through its subsidiary, Atento Brasil, acquired 50,00002% of Interfile Serviços de BPO Ltda. and 50,00002% of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets.

On June 30, 2017, we announced the signing of a strategic partnership and the acquisition of a minority stake in Keepcon, a leading provider of semantic technology-based automated customer experience management, through our subsidiary Contact US Teleservices Inc. The acquisition of a minority stake in Keepcon follows our overall strategy to develop and expand our digital capabilities, grouped under a newly created global digital business unit. Our goal is to integrate all of our digital assets to generate additional value for clients and drive growth across verticals and geographies. We aim to turn the business disruption generated by the digital revolution into differentiated customer experience solutions generating competitive advantages for customers. We expect that the combination of Keepcon and Atento will expand the artificial intelligence and automatization capabilities of our omnichannel platform.

On August 18, 2017, Atento filed a Form F-3 with the SEC, for up to $200,000,000 Ordinary Shares and 62,660,015 Ordinary Shares Offered by the selling shareholder. In consequence, the selling shareholder may offer and sell from time to time up to 62,660,015 of Ordinary Shares, covered by this Form F3. These Ordinary Shares will be offered in amounts, at prices and on terms to be determined at the time of their offering, if any.

On September 21, 2017, the Board of Directors approved a dividend policy for the Company with a goal of paying annual cash dividends pay-out in line with industry peers and practices. The declaration and payment of any interim dividends will be subject to approval of Atento’s corporate bodies and will be determined based upon, amongst other things, Atento’s performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors. The Board of Directors intends to review the dividend policy regularly and so accordingly is subject to change at any time.

Exchange Rate Information

In this Interim Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2016		2016			2017
	Average FY	December 31	Average Q3	Average nine months	September 30	Average Q3	Average nine months	September 30
Euro (EUR)	0.90	0.95	0.90	0.90	0.90	0.85	0.90	0.85
Brazil (BRL)	3.48	3.26	3.25	3.55	3.25	3.16	3.17	3.17
Mexico (MXN)	18.69	20.62	18.76	18.30	19.38	17.82	18.90	18.16
Colombia (COP)	3,054.33	3,000.71	2,948.13	3,067.39	2,880.60	2,976.69	2,939.43	2,941.07
Chile (CLP)	676.73	667.29	661.47	680.47	658.02	642.76	653.99	636.85
Peru (PEN)	3.38	3.36	3.34	3.37	3.40	3.25	3.27	3.27
Argentina (ARS)	14.78	15.89	14.94	14.54	15.31	17.28	16.23	17.31

SELECTED HISTORICAL FINANCIAL INFORMATION

The consolidated financial statements of Atento are the consolidated results of operations of Atento for the three and nine months ended September 30, 2016 and 2017.

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim consolidated financial statements for the nine months ended September 30, 2017 (the “interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

As described in Note 4 of the interim consolidated financial statements, included elsewhere in this document, the accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2016.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Form 6-K, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the three months ended September 30,		Change (%)	Change excluding FX (%)	As of and for the nine months ended September 30,		Change (%)	Change excluding FX (%)
($ millions)	2016	2017			2016	2017
	(unaudited)				(unaudited)
Revenue	443.7	501.3	13.0	10.9	1,315.5	1,443.0	9.7	4.8
Loss from continuing operations	(0.5)	(10.1)	N.M.	N.M.	(13.4)	(4.7)	(64.9)	(66.9)
Loss from discontinued operations	(3.2)	-	(100.0)	(100.0)	(3.2)	-	(100.0)	(100.0)
Loss for the period	(3.7)	(10.1)	N.M.	N.M.	(16.6)	(4.7)	(71.7)	(73.3)
EBITDA (1)	49.4	54.4	10.1	7.7	132.7	150.8	13.6	8.3
Adjusted EBITDA (1)	60.5	59.7	(1.3)	(3.6)	163.3	165.8	1.5	(3.4)
Adjusted Earnings (2)	14.6	19.6	34.2	33.3	33.2	41.4	24.7	20.3
Adjusted Basic Earnings per share (in U.S. dollars) (3)	0.20	0.27	35.0	35.0	0.45	0.56	24.4	19.1
Adjusted Earnings attributable to Owners of the parent (2)	14.5	17.6	21.4	19.7	33.1	39.1	18.1	13.7
Adjusted Basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.20	0.24	20.0	20.0	0.45	0.53	17.8	12.8
Capital Expenditure (4)	(9.4)	(16.4)	74.5	69.1	(24.4)	(35.7)	46.3	36.8
Total Debt	613.9	505.7	(17.6)	(18.8)	613.9	505.7	(17.6)	(18.8)
Cash and cash equivalents	177.9	162.8	(8.5)	(11.4)	177.9	162.8	(8.5)	(11.4)
Net debt with third parties (5)	436.0	342.9	(21.4)	(21.8)	436.0	342.9	(21.4)	(21.8)

N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, site relocation costs and other items not related to our core results of operations, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)	Adjusted Basic Earnings per share is calculated based on 73,909,056 weighted average number of ordinary shares outstanding as of September 30, 2017 and 73,786,225 as of September 30, 2016.
(4)	We define capital expenditure as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.
(5)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt with third parties utilizing IFRS reported balances obtained from the financial statements included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt with third parties is total debt.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)

Loss from continuing operations	(0.5)	(10.1)	(13.4)	(4.7)
Net finance expense	22.3	37.7	70.1	68.8
Income tax expense	2.6	(2.8)	4.1	8.3
Depreciation and amortization	25.0	29.6	71.9	78.4
EBITDA (non-GAAP) (unaudited)	49.4	54.4	132.7	150.8
Restructuring costs (a)	6.2	1.3	19.1	10.2
Site relocation costs (b)	0.7	-	6.5	-
Other (c)	4.2	4.0	5.0	4.8
Total non-recurring items (*)	11.1	5.3	30.6	15.0
Adjusted EBITDA (non-GAAP) (unaudited)	60.5	59.7	163.3	165.8

(*)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Restructuring costs for the three and nine months ended September 30, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina and Brazil, which drove significant declines in volume.

(b)

Site relocation costs incurred for three and nine months ended September 30, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three and nine months ended September 30, 2017 as it was substantially completed in 2016.

(c)

Other non-recurring items for three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017 non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)
Loss from continuing operations	(0.5)	(10.1)	(13.4)	(4.7)
Amortization of acquisition related intangible assets (a)	6.5	5.7	17.9	16.8
Restructuring costs (b) (*)	6.2	1.3	19.1	10.2
Site relocation costs (c) (*)	0.7	-	6.5	-
Other (d) (*)	4.2	4.0	5.0	4.8
Net foreign exchange gain on financial instruments (e)	0.1	2.4	(0.6)	2.6
Net foreign exchange impacts (f)	2.5	3.2	15.3	4.2
Financial non-recurring (g)	-	17.7	-	17.7
Depreciation non-recurring (h)	-	2.8	-	2.8
Tax effect (i)	(5.1)	(7.4)	(16.6)	(13.0)
Total of add-backs	15.1	29.7	46.6	46.1
Adjusted Earnings (non-GAAP) (unaudited)	14.6	19.6	33.2	41.4
Adjusted basic Earnings per share (in U.S. dollars) (**) (unaudited)	0.20	0.27	0.45	0.56
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	14.5	17.6	33.1	39.1
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.20	0.24	0.45	0.53

(*)	We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)

Restructuring costs for the three and nine months ended September 30, 2016 and 2017 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina and Brazil, which drove significant declines in volume.

(c)

Site relocation costs incurred for three and nine months ended September 30, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three and nine months ended September 30, 2017 as it was substantially completed in 2016.

(d)

Other non-recurring items for three and nine months ended September 30, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. For 2017 non-recurring items relates mostly to the recognition of the costs incurred or expected to be incurred to recover the operations in Mexico and Puerto Rico affected by recent natural disasters. These estimated costs of $3.2 million are related to third quarter of 2017 and includes costs that were incurred but could not be charged to customers (mainly salaries and benefits) and other extraordinary costs related to the natural disasters.

(e)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements. For comparability, these adjustments are added back to calculate Adjusted Earnings.

(f)

Since 2015, our management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility of foreign exchange variances from our operational results.

(g)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million (See Note 13 to the interim consolidated financial statements).

(h)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the recent natural disasters (See “Cautionary note regarding forward looking statements”).

(i)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country.

(**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding of 73,909,056 as of September 30, 2017. For the period ended September 30, 2016 the weighted average number of ordinary shares outstanding was 73,786,225.

Financing Arrangements

Certain of our debt agreements contain financial ratios as instruments to monitor the Company’s financial condition and as preconditions to certain transactions (e.g. the incurrence of new debt, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measures the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.8 times the EBITDA for the last twelve months. As of September 30, 2017, the current ratio was 2.3 times.

2.

Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of September 30, 2017, the current ratio was 4.0 times.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash and cash equivalents) to EBITDA – each as defined in debt agreements. The contractual ratio indicates that Brazil net debt should not surpass 2.0 times the Brazilian EBITDA. As of September 30, 2017, the current ratio was 0.4 times. This is the only ratio considered as a financial covenant.

The Company regularly monitors all financial ratios under the debt agreements. As of September 30, 2017, we were in compliance with the terms of our covenants.

	As of September 30,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017
	(unaudited)
Cash and cash equivalents	177.9	162.8
Debt:
Senior Secured Notes	297.4	393.8
Brazilian Debentures	211.8	22.5
Contingent Value Instrument (1)	24.0	-
Finance Lease Payables	3.8	9.8
Other Borrowings	76.9	79.6
Total Debt	613.9	505.7
Net Debt with third parties (2) (unaudited)	436.0	342.9
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)	227.5	224.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.9x	1.5x

(1)	The CVI was terminated on November 8, 2016.
(2)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs, asset impairments and other items not related to our core results of operations.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained in this release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties are included in the "Risk Factors" in the Company’s Annual Form 20-F and Quarterly Information on Forms 6-K, and its other filings and submissions with the SEC, each of which are available free of charge on the Company’s investor relations website at atento.com and on the SEC’s website at www.sec.gov.

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial statements of Atento.

Natural Disaster Disclosure

Puerto Rico

Since the storm made landfall on September 20, 2017, Hurricane Maria has wreaked havoc on the island, causing a level of widespread destruction and disorganization paralleled by few storms in American history. After the storm, most of the island had no access to electricity and clean water, being our subsidiary in Puerto Rico unable to provide their clients services due the critical situation of the country. Consistent with our emphasis on safety of our employees, the Company is in the process of evaluating all infrastructure conditions and will only reinitiate our services operations when the Company is entirely satisfied after a thorough safety review of our employees, and will re-start operations as soon basic services and new location are leased, equipped and is commissioned in Puerto Rico, and in other back up location in other countries in Latin America. The disaster impacted the services provided by 740 workstations of our Puerto Rico subsidiary, the Company registered an estimation of non-recurring expenses of $1.6 million and the provision for accelerated depreciation of fixed assets of $0.6 million.

Mexico

Due the Mexican earthquakes occurred on September 19, 2017, which struck the state of Puebla and the greater Mexico City, 12% of our Mexico subsidiary operations were impacted and unable to provide clients services during the next ten days of the incident. The disaster impacted the services provided by 1,200 workstations of our Puebla and Yucatan operational sites, the Company registered an estimation of non-recurring expenses of $1.6 million and the provision for accelerated depreciation of fixed assets of $2.2 million.

The Company maintains both property and business interruption insurance policies to guarantee costs of repairing the damage and losses caused from such natural disaster event. The extent of losses, extraordinary costs and business interruptions losses are under assessment.

 Combined, we estimate an immaterial negative impact in the adjusted EPS (minus than $0.01) in Q3 caused by revenue losses of $0.7 million in Puerto Rico and $1.4 million in Mexico.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial statements of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F for the year ended December 31, 2016.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”), and among the top five providers globally based on revenue. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

In the third quarter of 2016 we announced a refreshed strategy to drive long-term profitable growth and create shareholder value. Recent market trends, including the macroeconomic pull-back in Brazil (the largest CRM BPO market in Latin America), and the accelerating adoption of omni-channel and digital capabilities, prompted us to reexamine the priorities that support our long-term strategy. The ultimate goal of this exercise, or Strategy Refresh, was to ensure we had the right focus and capabilities to capitalize on industry trends in Latin America and leverage our scale and financial strength to selectively broaden and diversify in key verticals, countries, and solutions.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 151,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the nine months ended September 30, 2017, Brazil accounted for 49.9% of our revenue, Americas accounted for 38.6% of our revenue and EMEA accounted for 11.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended September 30, 2017, Brazil accounted for 49.6% of our revenue, Americas accounted for 39.6% of our revenue and EMEA accounted for 11.0% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 88,908 as of September 30, 2016 to 91,750 as of September 30, 2017. Generally, our competitors have higher EBITDA and depreciation expense than us because we lease rather than own all of our call center facilities (e.g., buildings and related equipment), except for IT infrastructure that is supported by Atento and depreciated.

As a part of our strategy to improve cost and increase efficiency we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we can then draw new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in Tier 2 cities increased 1.6%, from 62.6% for the nine months ended September 30, 2016 to 64.2% for the nine months ended September 30, 2017, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our customers.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of September 30, 2016 and 2017:

	Number of Workstations		Number of Service Delivery Centers (1)
	2016	2017	2016	2017

Brazil	45,963	48,052	31	33
Americas	37,348	37,890	51	52
Argentina (2)	3,674	4,288	11	13
Central America (3)	2,624	2,342	5	4
Chile	2,665	2,674	3	3
Colombia	7,669	8,287	9	10
Mexico (*)	10,153	10,059	16	15
Peru	9,253	8,930	4	4
United States (4) (*)	1,310	1,310	3	3
EMEA	5,597	5,808	14	14
Spain	5,597	5,808	14	14
Total	88,908	91,750	96	99

(*)	Management is evaluating the final impact from the natural disasters, which will impact the numbers of workstations in Mexico and Puerto Rico.
(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.

For the three and nine months ended September 30, 2017, revenue generated from our 15 largest client groups represented 73.3% and 76.4% of our revenue, respectively, as compared to 80.4% and 80.9%, respectively, in the same period in the prior year. Excluding revenue generated from the Telefónica Group, for the three and nine months ended September 30, 2017 our next 15 largest client groups represented 36.2% and 37.9%, respectively, as compared to 39.0% and 38.5%, respectively, in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the nine months ended September 30, 2017, CRM BPO solutions and individual services comprised approximately 26.4% and 73.6% of our revenue, respectively. For the same period in 2016, CRM BPO solutions and individual services comprised approximately 24.7% and 75.3% of our revenue, respectively. For the three months ended September 30, 2017, CRM BPO solutions and individual services comprised approximately 27.0% and 73.0% of our revenue, respectively. For the three months ended September 30, 2016, CRM BPO solutions and individual services comprised approximately 24.7% and 75.3% of our revenue, respectively.

During the nine months ended September 30, 2017, telecommunications represented 47.3% of our revenue and financial services represented 32.4% of our revenue, compared to 49.0% and 34.9%, respectively, for the same period in 2016. Additionally, during the nine months ended September 30, 2016 and 2017 the sales by service were:

	For the nine months ended September 30,
	2016	2017
Customer Service	49.8%	50.0%
Sales	16.0%	17.5%
Collection	9.9%	8.7%
Back Office	10.6%	11.2%
Technical Support	9.5%	8.7%
Others	4.2%	3.9%
Total	100.0%	100.0%

During the three months ended September 30, 2017, telecommunications represented 46.8% of our revenue and financial services represented 31.1% of our revenue, compared to 48.5% and 35.5%, respectively, for the same period in 2016. Additionally, during the three months ended September 30, 2016 and 2017 the sales by service were:

	For the three months ended September 30,
	2016	2017
Customer Service	50.2%	48.2%
Sales	15.3%	17.2%
Collection	9.4%	8.1%
Back Office	11.2%	13.7%
Technical Support	9.6%	8.4%
Others	4.3%	4.4%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the nine months ended September 30, 2016 and 2017, is presented as follows:

	September 30,
	2016	2017
	(unaudited)
Brazil	75,918	78,201
Central America	5,662	4,857
Chile	4,669	5,356
Colombia	8,291	9,745
Spain	10,126	10,260
Mexico	18,760	18,354
Peru	15,645	15,828
Puerto Rico	835	805
United States	653	712
Argentina and Uruguay	7,428	7,425
Corporate	154	79
Total	148,141	151,622

Consolidated Income Statements for the Three and Nine Months Ended September 30, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2016	2017			2016	2017
	(unaudited)				(unaudited)
Revenue	443.7	501.3	13.0	10.9	1,315.5	1,443.0	9.7	4.8
Other operating income	1.9	4.8	N.M.	N.M.	3.4	13.9	N.M.	N.M.
Operating expenses:
Supplies	(16.8)	(20.8)	23.8	20.9	(47.0)	(55.1)	17.2	12.7
Employee benefit expenses	(323.6)	(369.1)	14.1	12.1	(980.4)	(1,070.0)	9.1	4.5
Depreciation	(11.6)	(14.4)	24.1	21.0	(34.4)	(37.3)	8.4	1.9
Amortization	(13.4)	(15.2)	13.4	10.1	(37.5)	(41.1)	9.6	3.8
Changes in trade provisions	(0.1)	-	(100.0)	(100.0)	(0.4)	-	(100.0)	(100.0)
Other operating expenses	(55.7)	(61.8)	11.0	8.6	(158.4)	(181.0)	14.3	8.0
Total operating expenses	(421.2)	(481.3)	14.3	12.2	(1,258.1)	(1,384.5)	10.0	5.1
Operating profit	24.4	24.8	1.6	-	60.8	72.4	19.1	14.9
Finance income	2.3	2.4	4.3	4.3	4.4	6.0	36.4	22.4
Finance costs	(22.0)	(34.5)	56.8	52.7	(59.8)	(68.0)	13.7	7.6
Change in fair value of financial instruments	(0.1)	(2.4)	N.M.	N.M.	0.6	(2.6)	N.M.	N.M.
Net foreign exchange gain/(loss)	(2.5)	(3.2)	28.0	33.3	(15.3)	(4.2)	(72.5)	(72.5)
Net finance expense	(22.3)	(37.7)	69.1	65.4	(70.1)	(68.8)	(1.9)	(5.8)
(Loss)/profit before tax	2.1	(12.9)	N.M.	N.M.	(9.3)	3.6	(138.7)	(136.0)
Income tax benefit/(expense)	(2.6)	2.8	N.M.	N.M.	(4.1)	(8.3)	102.4	97.6
Loss from continuing operations	(0.5)	(10.1)	N.M.	N.M.	(13.4)	(4.7)	(64.9)	(66.9)
Discontinued operations:
Loss from discontinued operations	(3.2)	-	(100.0)	(100.0)	(3.2)	-	(100.0)	(100.0)
Loss for the period	(3.7)	(10.1)	N.M.	N.M.	(16.6)	(4.7)	(71.7)	(73.3)
(Loss)/profit attributable to:
Owners of the parent	(3.8)	(12.0)	N.M.	N.M.	(16.7)	(6.9)	(58.7)	(60.8)
Non-controlling interest	0.1	1.9	N.M.	N.M.	0.1	2.2	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	49.4	54.4	10.1	7.7	132.7	150.8	13.6	8.3
Adjusted EBITDA (1) (unaudited)	60.5	59.7	(1.3)	(3.6)	163.3	165.8	1.5	(3.4)

(1) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

Consolidated Income Statements by Segment for the Three and Nine Months Ended September 30, 2016 and 2017

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2016	2017			2016	2017
	(unaudited)
Revenue:
Brazil	217.2	248.5	14.4	11.4	601.9	720.3	19.7	7.5
Americas	179.8	198.4	10.3	10.4	546.1	557.5	2.1	3.3
EMEA	47.1	55.1	17.0	10.9	168.7	166.9	(1.1)	(0.5)
Other and eliminations (1)	(0.4)	(0.7)	75.0	75.0	(1.2)	(1.7)	41.7	30.8
Total revenue	443.7	501.3	13.0	10.9	1,315.5	1,443.0	9.7	4.8
Operating expenses:
Brazil	(202.9)	(238.6)	17.6	14.6	(570.2)	(686.2)	20.3	7.8
Americas	(168.3)	(197.3)	17.2	17.4	(506.6)	(540.1)	6.6	7.9
EMEA	(48.7)	(57.7)	18.5	12.3	(176.5)	(166.7)	(5.6)	(5.0)
Other and eliminations (1)	(1.3)	12.3	N.M.	N.M.	(4.8)	8.5	N.M.	N.M.
Total operating expenses	(421.2)	(481.3)	14.3	12.2	(1,258.1)	(1,384.5)	10.0	5.1
Operating profit/(loss):
Brazil	15.1	11.4	(24.5)	(26.5)	32.5	43.5	33.8	25.0
Americas	12.5	7.8	(37.6)	(38.1)	41.4	25.0	(39.6)	(39.2)
EMEA	(1.5)	(2.4)	60.0	50.0	(7.1)	0.7	(109.9)	(109.9)
Other and eliminations (1)	(1.7)	8.0	N.M.	N.M.	(6.0)	3.2	N.M.	N.M.
Total operating profit	24.4	24.8	1.6	-	60.8	72.4	19.1	14.9
Net finance expense:
Brazil	(12.1)	(8.4)	(30.6)	(32.3)	(31.4)	(25.7)	(18.2)	(25.9)
Americas	(0.6)	(6.9)	N.M.	N.M.	(7.7)	(10.3)	33.8	39.2
EMEA	(3.4)	(11.0)	N.M.	N.M.	(9.2)	(16.7)	81.5	81.5
Other and eliminations (1)	(6.2)	(11.4)	83.9	81.0	(21.8)	(16.1)	(26.1)	(25.8)
Total net finance expense	(22.3)	(37.7)	69.1	65.4	(70.1)	(68.8)	(1.9)	(5.8)
Income tax benefit/(expense):
Brazil	(0.7)	-	(100.0)	(100.0)	0.7	(3.9)	N.M.	N.M.
Americas	(4.1)	(1.8)	(56.1)	(56.1)	(13.6)	(9.1)	(33.1)	(33.1)
EMEA	0.4	4.2	N.M.	N.M.	3.2	3.6	12.5	16.1
Other and eliminations (1)	1.8	0.4	(77.8)	(77.8)	5.6	1.1	(80.4)	(80.0)
Total income tax benefit/(expense)	(2.6)	2.8	N.M.	N.M.	(4.1)	(8.3)	102.4	97.6
Profit/(loss) from continuing operations:
Brazil	2.3	3.0	30.4	25.0	1.8	13.9	N.M.	N.M.
Americas	7.8	(0.9)	(111.5)	(111.3)	20.1	5.5	(72.6)	(72.6)
EMEA	(4.5)	(9.2)	104.4	91.7	(13.1)	(12.4)	(5.3)	(6.1)
Other and eliminations (1)	(6.1)	(3.0)	(50.8)	(51.6)	(22.2)	(11.7)	(47.3)	(46.8)
(Loss)/profit from continuing operations	(0.5)	(10.1)	N.M.	N.M.	(13.4)	(4.7)	(64.9)	(66.9)
Loss from discontinued operations	(3.2)	-	(100.0)	(100.0)	(3.2)	-	(100.0)	(100.0)
Profit/(loss) for the period:
Brazil	2.3	3.0	30.4	25.0	1.8	13.9	N.M.	N.M.
Americas	7.8	(0.9)	(111.5)	(111.3)	20.1	5.5	(72.6)	(72.6)
EMEA	(7.7)	(9.2)	19.5	12.2	(16.3)	(12.4)	(23.9)	(25.3)
Other and eliminations (1)	(6.1)	(3.0)	(50.8)	(51.6)	(22.2)	(11.7)	(47.3)	(46.8)
(Loss)/profit for the period	(3.7)	(10.1)	N.M.	N.M.	(16.6)	(4.7)	(71.7)	(73.3)
Profit/(loss) attributable to:
Owners of the parent	(3.8)	(12.0)	N.M.	N.M.	(16.7)	(6.9)	(58.7)	(60.8)
Non-controlling interest	0.1	1.9	N.M.	N.M.	0.1	2.2	N.M.	N.M.
Other financial data:
EBITDA (2):
Brazil	29.2	26.9	(7.9)	(10.6)	70.6	86.4	22.4	12.1
Americas	21.0	19.2	(8.6)	(9.4)	66.8	53.1	(20.5)	(20.2)
EMEA	0.7	0.1	(85.7)	(85.7)	0.9	7.7	N.M.	N.M.
Other and eliminations (1)	(1.5)	8.2	N.M.	N.M.	(5.6)	3.6	N.M.	N.M.
Total EBITDA (unaudited)	49.4	54.4	10.1	7.7	132.7	150.8	13.6	8.3
Adjusted EBITDA (2):
Brazil	33.1	32.1	(3.2)	(6.0)	85.1	95.1	11.7	1.8
Americas	24.2	23.7	(2.0)	(2.8)	71.9	62.9	(12.5)	(12.6)
EMEA	4.7	3.5	(24.7)	(29.3)	11.0	11.6	5.8	4.8
Other and eliminations (1)	(1.5)	0.4	(125.9)	(124.3)	(4.7)	(3.7)	(21.0)	(22.7)
Total Adjusted EBITDA (unaudited)	60.5	59.7	(1.3)	(3.6)	163.3	165.8	1.5	(3.4)

(1) Includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.
(2) For reconciliation with IFRS as issued by IASB, see section "Summary Historical Consolidated Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
N.M. means not meaningful

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2017

Revenue

Revenue increased by $57.6 million, or 13.0%, from $443.7 million for the three months ended September 30, 2016 to $501.3 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, revenue increased 10.9%. This result was influenced by the Morocco divestment registered in September 2016, which negatively impacted revenue in $7.8 million. Excluding this effect, revenue was 9.0% higher than same period from last year.

In third quarter of 2017, revenue was negatively impacted by the recent natural disasters occurred in Mexico and Puerto Rico. We estimate a loss of $2.1 million related to these events, concentrated in multisector clients ($1.7 million). If we exclude this impact, revenue would increase by 11.4% (considering no foreign exchange impact).

Multisector continued to deliver a sustainable growth, with a revenue increase of $46.5 million, or 17.6%, from $264.2 million for the three months ended September 30, 2016 to $310.7 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 15.3%, supported by gains in all regions (already excluding the impact from Morocco). Without the natural disasters impact, revenue would increase by 19.5%.

Revenue from Telefónica increased by $3.5 million, or 1.9%, from $187.1 million for the three months ended September 30, 2016 to $190.6 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, revenue from Telefónica slightly increased by 0.2%, mainly by volume reductions in Mexico, Spain and Brazil, compensated by positive results in Argentina, Chile and Colombia.

For the three months ended September 30, 2017, revenue from multisector clients was to 62.0% of total revenue compared 57.8% for the three months ended September 30, 2016, an increase of 4.2 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended September 30, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	217.2	49.0	248.5	49.6	14.4	11.4
Americas	179.8	40.5	198.4	39.6	10.3	10.4
EMEA	47.1	10.6	55.1	11.0	17.0	10.9
Other and eliminations (1)	(0.4)	(0.1)	(0.7)	(0.2)	75.0	75.0
Total	443.7	100.0	501.3	100.0	13.0	10.9

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2016 and 2017 totaled $217.2 million and $248.5 million, respectively, an increase of $31.3 million, or 14.4%. Excluding the impact of foreign exchange, revenue increased by 11.4%. Excluding the impact of foreign exchange, revenue from Telefónica decreased 1.8%, due to lower volumes while revenue from multisector clients increased by 18.3%, supported by new client wins.

Americas

Revenue in Americas for the three months ended September 30, 2016 and 2017 totaled $179.8 million and $198.4 million, respectively, an increase of $18.6 million, or 10.3%. Excluding the impact of foreign exchange, revenue increased 10.4%. Excluding the impact of foreign exchange, revenue from Telefónica increased 5.6%, driven by positive results in Argentina, Chile and Colombia, offset by lower volumes in Mexico. Revenue from multisector clients increased by 14.0%, supported by new client wins and volumes increase in Argentina, Colombia, Chile, and U.S. Nearshore business, partially offset by lower volumes in Mexico. Without the natural disasters impact, revenue would increase by 16.1%.

EMEA

Revenue in EMEA for the three months ended September 30, 2016 and 2017 was $47.1 million and $55.1 million, respectively, an increase of $8.0 million, or 17.0%. Excluding the impact of foreign exchange, revenue increased by 10.9%. This result was influenced by the Morocco divestment registered in September 2016, which negatively impacted revenue in $7.8 million. Without this impact, revenue was 4.2% lower than the same period from last year. Excluding the impacts of foreign exchange and Morocco divestment, revenue from Telefónica decreased by 7.3%, due to lower volumes in Spain, while revenue from multisector clients increased by 1.3% due to the positive performance from new clients won.

Other operating income

Other operating income increased by $2.9 million, from $1.9 million for the three months ended September 30, 2016 to $4.8 million, for the three months ended September 30, 2017.

Total operating expenses

Total operating expenses increased by $60.1 million, or 14.3%, from $421.2 million for the three months ended September 30, 2016 to $481.3 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 12.2%, mainly in Brazil (higher volumes and expenses from recent acquisitions), Colombia and U.S. Nearshore (set up costs for new clients and higher volume) and Argentina (higher inflation). As a percentage of revenue, operating expenses represented 94.9% and 96.0% for the three months ended September 30, 2016 and 2017, respectively.

Supplies: Supplies expenses increased by $4.0 million, or 23.8%, from $16.8 million for the three months ended September 30, 2016 to $20.8 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 20.9%. As a percentage of revenue, supplies represented 3.8% and 4.1% for the three months ended September 30, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $45.5 million, or 14.1%, from $323.6 million for the three months ended September 30, 2016 to $369.1 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 12.1%. As a percentage of revenue, employee benefit expenses represented 72.9% and 73.6% for the three months ended September 30, 2016 and 2017, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $4.6 million, or 18.4%, from $25.0 million for the three months ended September 30, 2016 to $29.6 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 15.2%, impacted by the provision for fixed assets write-off in Mexico and Puerto Rico as a consequence of recent natural disasters. Excluding this effect, depreciation and amortization increased by 5.4%.

Changes in trade provisions: Changes in trade provisions changed by $0.1 million, from an expense of $0.1 million for the three months ended September 30, 2016 to zero for the three months ended September 30, 2017.

Other operating expenses: Other operating expenses increased by $6.1 million, or 11.0%, from $55.7 million for the three months ended September 30, 2016 to $61.8 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 8.6%. As a percentage of revenue, other operating expenses totaled 12.6% and 12.3% for the three months ended September 30, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $35.7 million, or 17.6%, from $202.9 million for the three months ended September 30, 2016 to $238.6 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 14.6%, mainly due to the costs from recent acquisitions and the variable costs from the new clients wins. Operating expenses as a percentage of revenue increased 2.6 percentage points from 93.4% to 96.0%, for the three months ended September 30, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $29.0 million, or 17.2%, from $168.3 million for the three months ended September 30, 2016 to $197.3 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 17.4%. Operating expenses as a percentage of revenue increased 5.8 percentage points from 93.6% to 99.4%, for the three months ended September 30, 2016 and 2017, respectively. This increase was mainly driven by higher inflation in Argentina and the volume increase in Colombia, Chile and U.S. Nearshore business.

EMEA

Total operating expenses in EMEA increased by $9.0 million, or 18.5%, from $48.7 million for the three months ended September 30, 2016 to $57.7 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 12.3%. This result was influenced by the Morocco divestment registered in September 2016, which positively impacted results in $7.6 million. Excluding this effect, total operating expenses was $1.6 million (2.7%) lower than same period from last year mainly driven by cost saving initiatives in fixed expenses implemented along 2016. Operating expenses as a percentage of revenue increased 1.3 percentage points from 103.4% to 104.7%, for the three months ended September 30, 2016 and 2017, respectively.

Operating profit

Operating profit increased by $0.4 million, from $24.4 million for the three months ended September 30, 2016 to $24.8 million for the three months ended September 30, 2017. Operating profit margin decreased from 5.5% for the three months ended September 30, 2016 to 4.9% for the three months ended September 30, 2017.

Brazil

Operating profit in Brazil decreased by $3.7 million, from $15.1 million for the three months ended September 30, 2016 to $11.4 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating profit decreased by 26.5%. Operating profit margin in Brazil decreased from 7.0% for three months ended September 30, 2016 to 4.6% for the three months ended September 30, 2017, mainly impacted by labor contingencies and higher implementation costs from new clients operations, partially compensated by the positive results from recent acquisitions.

Americas

Operating profit in Americas decreased by $4.7 million, from $12.5 million for the three months ended September 30, 2016 to $7.8 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, operating profit decreased by 38.1%. Operating profit margin decreased from 7.0% for the three months ended September 30, 2016 to 3.9% for the three months ended September 30, 2017. Decline in operating profit was driven by lower results concentrated in Mexico.

EMEA

Operating profit in EMEA changed by $0.9 million, from a loss of $1.5 million for the three months ended September 30, 2016 to a loss of $2.4 million for the three months ended September 30, 2017. Operating profit margin changed from negative margin of 3.2% to a negative margin of 4.4%, mainly impacted by the lower volumes from Telefónica as fixed costs have not decreased at the same speed.

Finance income

Finance income was $2.4 million for the three months ended September 30, 2017 compared to $2.3 million for the three months ended September 30, 2016. Excluding the impact of foreign exchange, finance income increased by 4.3% during the three months ended September 30, 2017.

Finance costs

Finance costs increased by $12.5 million, or 56.8%, from a cost of $22.0 million for the three months ended September 30, 2016 to $34.5 million for the three months ended September 30, 2017. Excluding the impact of foreign exchange, finance costs increased by 52.7% during the three months ended September 30, 2017. The increase in finance costs was mainly due to non-recurring expenses related to the refinance process during August 2017.

Change in fair value of financial instruments

Change in fair value of financial instruments changed by $2.3 million, from a loss of $0.1 million for the three months ended September 30, 2016 to a loss of $2.4 million for the three months ended September 30, 2017. This loss is mainly related to the mark-to-market of some derivatives that are not designated as hedge accounting.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $0.7 million, from a loss of $2.5 million for the three months ended September 30, 2016 to a loss of $3.2 million for the three months ended September 30, 2017. This loss in the three months ended September 30, 2017 was mainly due to intercompany balances and therefore had no effect on cash.

Income tax benefit/(expense)

Income tax benefit/(expense) for the three months ended September 30, 2016 and 2017 totaled an expense of $2.6 million and a benefit of $2.8 million, respectively. The tax benefit incurred for the three months ended September 30, 2017 was based in a few tax opportunities developed during this quarter.

Loss for the period

Loss for the three months ended September 30, 2016 and 2017 was $3.7 million and $10.1 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $5.0 million, or 10.1%, from $49.4 million for the three months ended September 30, 2016 to $54.4 million for the three months ended September 30, 2017. For the same period, Adjusted EBITDA decreased by $0.8 million, or 1.3%, from $60.5 million for the three months ended September 30, 2016 to $59.7 million for the three months ended September 30, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the restructuring costs, site relocation costs and other items, which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 7.7% and Adjusted EBITDA decreased by 3.6%, mainly due to higher revenue and lower fixed costs.

Brazil

EBITDA in Brazil decreased by $2.3 million, or 7.9%, from $29.2 million for the three months ended September 30, 2016 to $26.9 million for the three months ended September 30, 2017. For the same period, Adjusted EBITDA decreased by $1.0 million, or 3.2%, from $33.1 million to $32.1 million. Excluding the impact of foreign exchange, EBITDA decreased by 10.6% and Adjusted EBITDA decreased by 6.0%, mainly driven by lower margins due to higher contingencies and new clients implementations costs.

Americas

EBITDA in Americas decreased by $1.8 million, or 8.6%, from $21.0 million for the three months ended September 30, 2016 to $19.2 million for the three months ended September 30, 2017. For the same period, Adjusted EBITDA decreased by $0.5 million, or 2.0%, from $24.2 million to $23.7 million. Excluding the impact of foreign exchange, EBITDA decreased during this period by $2.0 million, or 9.4%, and Adjusted EBITDA decreased $0.7 million, or 2.8% respectively.

The decrease in Adjusted EBITDA and EBITDA is mainly driven by declines in volume in Mexico.

EMEA

EBITDA in EMEA decreased by $0.6 million, from $0.7 million for the three months ended September 30, 2016 to $0.1 million for the three months ended September 30, 2017. For the same period, Adjusted EBITDA decreased by $1.2 million, from $4.7 million to $3.5 million. This decrease is mainly impacted by the lower volumes from Telefónica as fixed costs have not decreased at the same speed.

Excluding the impact of foreign exchange, EBITDA decreased during this period by $0.6 million, and Adjusted EBITDA decreased by $1.5 million.

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2017

Revenue

Revenue increased by $127.5 million, or 9.7%, from $1,315.5 million for the nine months ended September 30, 2016 to $1,443.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, revenue increased 4.8%.

In third quarter of 2017, revenue was negatively impacted by the recent natural disasters occurred in Mexico and Puerto Rico. We estimate a loss of $2.1 million related to these events, concentrated in multisector clients ($1.7 million).

Multisector continued to deliver a sustainable growth, with a revenue increase of $127.0 million, or 16.9%, from $750.7 million for the nine months ended September 30, 2016 to $877.7 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, revenue from multisector clients increased 11.0%, supported by gains in all regions.

Revenue from Telefónica slightly increased by $0.5 million, or 0.1%, from $564.8 million for the nine months ended September 30, 2016 to $565.3 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 3.5%, mainly by the volume reduction in Mexico, Brazil, Spain and Peru.

For the nine months ended September 30, 2017, revenue from multisector clients was 60.8% of total revenue compared to 57.1% for the nine months ended September 30, 2016, an increase of 3.7 percentage points.

The following chart sets forth a breakdown of revenue by geographical region for the nine months ended September 30, 2016 and 2017 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($ in millions, except percentage changes)	2016	(%)	2017	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	601.9	45.8	720.3	49.9	19.7	7.5
Americas	546.1	41.5	557.5	38.6	2.1	3.3
EMEA	168.7	12.8	166.9	11.6	(1.1)	(0.5)
Other and eliminations (1)	(1.2)	(0.1)	(1.7)	(0.1)	41.7	30.8
Total	1,315.5	100.0	1,443.0	100.0	9.7	4.8

(1) Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2016 and 2017 totaled $601.9 million and $720.3 million, respectively, an increase of $118.4 million, or 19.7%. Excluding the impact of foreign exchange, revenue increased by 7.5%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 3.2%, due to lower volumes while revenue from multisector clients increased by 13.0%, supported primarily by new client wins.

Americas

Revenue in Americas for the nine months ended September 30, 2016 and 2017 totaled $546.1 million and $557.5 million, respectively, an increase of $11.4 million, or 2.1%. Excluding the impact of foreign exchange, revenue increased 3.3%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 4.1%, driven by lower volumes in Mexico and Peru while revenue from multisector clients increased by 9.4%, supported by new client wins in Argentina, Colombia, Chile and U.S. Nearshore business.

EMEA

Revenue in EMEA for the nine months ended September 30, 2016 and 2017 was $168.7 million and $166.9 million, respectively, a decrease of $1.8 million, or 1.1%. Excluding the impact of foreign exchange, revenue decreased by 0.5%. Excluding the impacts of foreign exchange, revenue from Telefónica decreased by 2.8%, due to lower volumes in Spain, while revenue from multisector clients increased by 3.8%, supported by new service wins.

Other operating income

Other operating income increased from $3.4 million for the nine months ended September 30, 2016 to $13.9 million, for the nine months ended September 30, 2017, or by $10.5 million, mainly due to an extraordinary revenue related to a sale and leaseback operation of IT equipment’s in Brazil. This amount nets-off the amounts of the write-off from the assets, registered in other operating expenses, so the complete operation represents no impact to the EBITDA.

Total operating expenses

Total operating expenses increased by $126.4 million, or 10.0%, from $1,258.1 million for the nine months ended September 30, 2016 to $1,384.5 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses increased by 5.1%, mainly in Brazil (set up costs incurred to implement operations for recently acquired new clients, costs from recent acquisitions and the write-off from IT equipment’s related to a sale and leaseback in Q2), Argentina (higher inflation), Colombia and U.S. Nearshore business (higher volumes). As a percentage of revenue, operating expenses represented 95.6% and 95.9% for the nine months ended September 30, 2016 and 2017, respectively.

Supplies: Supplies expenses increased by $8.1 million, or 17.2%, from $47.0 million for the nine months ended September 30, 2016 to $55.1 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, supplies expenses increased by 12.7%, mainly due to higher set up costs to implement operations from recent acquired clients in Brazil. As a percentage of revenue, supplies represented 3.6% and 3.8% for the nine months ended September 30, 2016 and 2017, respectively.

Employee benefit expenses: Employee benefit expenses increased by $89.6 million, or 9.1%, from $980.4 million for the nine months ended September 30, 2016 to $1,070.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, employee benefit expenses increased by 4.5%, mainly in Brazil (higher labor contingencies, set up costs for new clients and higher labor expenses as per new collective agreement recently signed) and Americas (higher inflation in Argentina). As a percentage of revenue, employee benefit expenses represented 74.5% and 74.2% for the nine months ended September 30, 2016 and 2017, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $6.5 million, or 9.0%, from $71.9 million for the nine months ended September 30, 2016 to $78.4 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 2.9%, impacted by the provision for fixed assets write-off in Mexico and Puerto Rico as a consequence of recent natural disasters in Q3. Excluding this effect, depreciation and amortization was slightly lower than last year (-0.7%).

Changes in trade provisions: Changes in trade provisions changed by $0.4 million, from an expense of $0.4 million for the nine months ended September 30, 2016 to zero for the nine months ended September 30, 2017.

Other operating expenses: Other operating expenses increased by $22.6 million, or 14.3%, from $158.4 million for the nine months ended September 30, 2016 to $181.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, other operating expenses increased by 8.0%, mainly in Brazil (set up costs for new clients and costs from recent acquisitions) and Americas (higher inflation in Argentina). As a percentage of revenue, other operating expenses were 12.0% and 12.5% for the nine months ended September 30, 2016 and 2017, respectively.

Brazil

Total operating expenses in Brazil increased by $116.0 million, or 20.3%, from $570.2 million for the nine months ended September 30, 2016 to $686.2 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 7.8%, impacted by set up costs for new clients, costs from recent acquisitions, higher labor contingencies and the write-off from IT equipment’s related to the lease-back operation in Q2. Operating expenses as a percentage of revenue increased from 94.7% to 95.3%, for the nine months ended September 30, 2016 and 2017, respectively.

Americas

Total operating expenses in Americas increased by $33.5 million, or 6.6%, from $506.6 million for the nine months ended September 30, 2016 to $540.1 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses in Americas increased by 7.9%. Operating expenses as a percentage of revenue increased from 92.8% to 96.9%, for the nine months ended September 30, 2016 and 2017, respectively. This increase was mainly caused by the impact of higher inflation in Argentina, increase in variable costs due to volume increase in Colombia, Chile and U.S. Nearshore business and provisions made in September related to the costs expected to recover part of operations in Mexico and Puerto Rico affected by the recent natural disasters.

EMEA

Total operating expenses in EMEA decreased by $9.8 million, or 5.6%, from $176.5 million for the nine months ended September 30, 2016 to $166.7 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 5.0%. Operating expenses as a percentage of revenue decreased from 104.6% to 99.9%, for the nine months ended September 30, 2016 and 2017, respectively, mainly as an impact of the cot initiatives in fixed costs recently implemented.

Operating profit

Operating profit increased by $11.6 million, from $60.8 million for the nine months ended September 30, 2016 to $72.4 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating profit increased 14.9%. Operating profit margin increased from 4.6% for the nine months ended September 30, 2016 to 5.0% for the nine months ended September 30, 2017.

Brazil

Operating profit in Brazil increased by $11.0 million, from $32.5 million for the nine months ended September 30, 2016 to $43.5 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating profit increased by 25.0%. Operating profit margin in Brazil increased from 5.4% for nine months ended September 30, 2016 to 6.0% for the nine months ended September 30, 2017.

Americas

Operating profit in Americas decreased by $16.4 million, from $41.4 million for the nine months ended September 30, 2016 to $25.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, operating profit decreased by 39.2%. Operating profit margin in Americas decreased from 7.6% for the nine months ended September 30, 2016 to 4.5% for the nine months ended September 30, 2017. The decrease was mainly driven by lower results in Mexico.

EMEA

Operating profit in EMEA changed by $7.8 million, from a loss of $7.1 million for the nine months ended September 30, 2016 to a profit of $0.7 million for the nine months ended September 30, 2017. Operating profit margin improved from negative margin of 4.2% to a positive margin of 0.4%. This increase is mainly related to lower fixed costs as a result of the implementation of cost saving initiatives.

Finance income

Finance income was $6.0 million for the nine months ended September 30, 2017 compared to $4.4 million for the nine months ended September 30, 2016. Excluding the impact of foreign exchange, finance income increased by 22.4% during the nine months ended September 30, 2017.

Finance costs

Finance costs increased by $8.2 million, or 13.7%, from $59.8 million for the nine months ended September 30, 2016 to $68.0 million for the nine months ended September 30, 2017. Excluding the impact of foreign exchange, finance costs increased by 7.6% during the nine months ended September 30, 2017. The increase in finance costs was mainly due to one-off expenses related to the refinance process during August 2017.

Change in fair value of financial instruments

Changes in fair value of financial instruments changed by $3.2 million, from a gain of $0.6 million for the nine months ended September 30, 2016 to a loss of $2.6 million for the nine months ended September 30, 2017. This loss is mainly related to the mark-to-market of some derivatives that are not designated as hedge accounting.

Net foreign exchange gain/(loss)

Net foreign exchange loss changed by $11.1 million, from a loss of $15.3 million for the nine months ended September 30, 2016 to a loss of $4.2 million for the nine months ended September 30, 2017. This loss was mainly due to intercompany balances and therefore had no effect on cash.

Income tax expense

Income tax expense for the nine months ended September 30, 2016 and 2017 totaled $4.1 million and $8.3 million, respectively. Higher tax expenses were mainly attributed to: (i) the recognition of non-deductible expenses mainly in Mexico, Peru and Colombia, (ii) the contribution of losses in the holdings companies, even with the opportunities developed during the third quarter.

Loss for the period

Loss for the nine months ended September 30, 2016 and 2017 was $16.6 million and $4.7 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $18.1 million, or 13.6%, from $132.7 million for the nine months ended September 30, 2016 to $150.8 million for the nine months ended September 30, 2017. For the same period, Adjusted EBITDA increased by $2.5 million, or 1.5% from $163.3 million for the nine months ended September 30, 2016 to $165.8 million for the nine months ended September 30, 2017. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the restructuring costs, site relocation costs and other items which are not related to our core results of operations. See “Summary Consolidated Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 8.3% and Adjusted EBITDA decreased by 3.4%, mainly driven by lower revenue in Americas.

Brazil

EBITDA in Brazil increased by $15.8 million, or 22.4%, from $70.6 million for the nine months ended September 30, 2016 to $86.4 million for the nine months ended September 30, 2017. For the same period, Adjusted EBITDA increased by $10.0 million, or 11.7%, from $85.1 million to $95.1 million. Excluding the impact of foreign exchange, EBITDA increased by 12.1% and Adjusted EBITDA increased by 1.8%.

Americas

EBITDA in Americas decreased by $13.7 million, or 20.5%, from $66.8 million for the nine months ended September 30, 2016 to $53.1 million for the nine months ended September 30, 2017. For the same period, Adjusted EBITDA decreased by $9.0 million, or 12.5%, from $71.9 million to $62.9 million. Excluding the impact of foreign exchange, EBITDA decreased during this period by $13.4 million, or 20.2%, and Adjusted EBITDA decreased $9.1 million, or 12.6% respectively.

The decrease in Adjusted EBITDA and EBITDA is mainly driven by declines in volume from Mexico.

EMEA

EBITDA in EMEA improved by $6.8 million, from a gain of $0.9 million for the nine months ended September 30, 2016 to a gain of $7.7 million for the nine months ended September 30, 2017. For the same period, Adjusted EBITDA increased by $0.6 million, from $11.0 million to $11.6 million.

Excluding the impact of foreign exchange, EBITDA increased during this period by $6.8 million, and Adjusted EBITDA increased by $0.5 million, respectively. The EBITDA of September 30, 2016 was also impacted by non-recurring expenses related to investments to adjust cost structure in the Region.

Liquidity and Capital Resources

As of September 30, 2017, our outstanding debt was $505.7 million, which includes $393.8 million of our 6.125% Senior Secured Notes due 2022, $22.5 million equivalent amount of Brazilian Debentures, $56.3 million of financing provided by BNDES, $9.8 million of finance lease payables and $23.3 million of other bank borrowings.

During the three months ended September 30, 2017, our cash flow provided by operating activities was $69.7 million, which includes interest paid of $37.2 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $106.9 million.

During the nine months ended September 30, 2017, our cash flow provided by operating activities was $71.2 million, which includes interest paid of $69.1 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $140.3 million.

Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2016 and 2017
($ MILLIONS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2017	2016	2017
	(unaudited)
Operating activities
(Loss)/profit before tax	2.1	(12.9)	(9.2)	3.6
Adjustments to profit/(loss) before tax to net cash flows:
Amortization and depreciation	25.0	29.6	71.9	78.4
Impairment losses	0.1	-	0.4	-
Change in provisions	9.4	5.8	11.9	10.2
Grants released to income	(0.1)	(0.1)	(0.4)	(0.3)
Losses on disposal of fixed assets	0.2	(0.3)	0.8	0.8
Finance income	(2.3)	(2.4)	(4.4)	(6.0)
Finance costs	22.0	34.5	59.8	68.0
Net foreign exchange differences	2.5	3.2	15.2	4.2
Change in fair value of financial instruments	0.1	2.4	(0.6)	2.6
Changes in other (gains)/losses and own work capitalized	(3.2)	(6.7)	(2.8)	(1.4)
	53.6	66.0	151.9	156.5
Changes in working capital:
Changes in trade and other receivables	16.8	16.1	0.3	(40.2)
Changes in trade and other payables	(11.1)	6.9	23.3	24.8
Other assets/(payables)	12.0	(7.4)	(22.3)	(25.1)
	17.7	15.6	1.3	(40.5)

Interest paid	(15.5)	(37.2)	(50.8)	(69.1)
Interest received	1.5	46.3	0.8	49.7
Income tax paid	(5.1)	(4.8)	(19.3)	(14.9)
Other payments	(6.1)	(3.3)	(16.4)	(14.1)
	(25.2)	1.0	(85.8)	(48.4)
Net cash flow from operating activities	48.3	69.7	58.2	71.2
Investing activities
Payments for acquisition of intangible assets	(5.0)	(3.6)	(24.4)	(23.6)
Payments for acquisition of property, plant and equipment	(10.7)	(9.6)	(32.0)	(26.4)
Acquisition of subsidiaries, net of cash acquired	(8.6)	-	(8.6)	(14.5)
Proceeds from sale of PP&E and intangible assets	0.2	0.1	1.1	0.2
Proceeds from sale of subsidiaries	2.0	-	2.0	-
Net cash flow used in investing activities	(22.2)	(13.1)	(61.9)	(64.4)
Financing activities
Proceeds from borrowing from third parties	-	401.3	-	467.3
Repayment of borrowing from third parties	(5.6)	(446.4)	(12.7)	(515.4)
Net cash flow used in financing activities	(5.6)	(45.1)	(12.7)	(48.1)
Net increase/(decrease) in cash and cash equivalents	20.5	11.6	(16.4)	(41.3)
Foreign exchange differences	(2.1)	5.0	10.3	10.1
Cash and cash equivalents at beginning of period	159.5	146.3	184.0	194.0
Cash and cash equivalents at end of period	177.9	162.8	177.9	162.8

Cash Flow

As of September 30, 2017, we had cash and cash equivalents of $162.8 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2016	2017	2016	2017
	(unaudited)
Cash from operating activities	48.3	69.7	58.2	71.2
Cash used in investing activities	(22.2)	(13.1)	(61.9)	(64.4)
Cash used in financing activities	(5.6)	(45.1)	(12.7)	(48.1)
Net increase/(decrease) in cash and cash equivalents	20.5	11.6	(16.4)	(41.3)
Effect of changes in exchanges rates	(2.1)	5.0	10.3	10.1

Cash from Operating Activities

Three and Nine Months Ended September 30, 2016 Compared to Three and Nine Months Ended September 30, 2017

Cash provided by operating activities was $69.7 million for the three months ended September 30, 2017 compared to $48.3 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017 cash provided by operating activities was $71.2 million compared to cash provided by operating activities of $58.2 million for the same period in the prior year. The increase from cash provided by operating activities is mainly due to the positive cash impact related to the unwind of hedging structures, realizing a mark-to-market gain of approximately $46.1 million.

Cash used in Investing Activities

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2017

Cash used in investing activities was $13.1 million for the three months ended September 30, 2017 compared to cash used in investment activities of $22.2 million for the three months ended September 30, 2016. The variance is mainly driven by the acquisition of RBrasil in September 2016.

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2017

Cash used in investing activities was $64.4 million for the nine months ended September 30, 2017 compared to cash used in investment activities of $61.9 million for the nine months ended September 30, 2016. The variance is mainly driven by the acquisition of Interfile in June 2017.

Cash used in Financing Activities

Three and Nine Months Ended September 30, 2016 Compared to Three and Nine Months Ended September 30, 2017

Cash used in financing activities was $45.1 million for the three months ended September 30, 2017 compared to the cash used in financing activities of $5.6 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017 cash used in financing activities was $48.1 million compared to cash used in financing activities of $12.7 million for the same period in the prior year. Main variance is driven by non-recurring costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million (See Note 13 to the interim consolidated financial statements).

Finance leases

The Company holds the following assets under finance leases:

	As of September 30,
	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
Finance leases	(unaudited)
Plant and machinery	2.0	2.1
Furniture, tools and other tangible assets	2.3	7.8
Total	4.3	9.9

The present value of future finance lease payments is as follow:

	As of September 30,
	2016	2017
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	2.0	4.0
Between 1 and 5 years	1.8	5.8
Total	3.8	9.8

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the three and nine months ended September 30, 2016 and 2017.

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2017	2016	2017
($ in millions)	(unaudited)
Brazil	5.7	8.1	14.4	20.1
Americas	3.2	6.9	9.3	13.6
EMEA	0.4	1.4	0.7	2.1
Other and eliminations	0.1	-	-	(0.1)
Total capital expenditure	9.4	16.4	24.4	35.7

Atento s.a. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and September 30, 2017
(In thousands of U.S. dollars, unless otherwise indicated)
ASSETS	Notes
		December 31,	September 30,
		2016	2017
		(audited)	(unaudited)
NON-CURRENT ASSETS		802,944	784,793

Intangible assets	8	226,553	241,412
Goodwill	9	146,015	156,000
Property, plant and equipment	10	165,270	157,506
Non-current financial assets		138,950	83,539
Trade and other receivables	12	20,911	22,597
Other non-current financial assets	12	40,565	59,540
Derivative financial instruments	13	77,474	1,402
Other taxes receivable		7,815	7,672
Deferred tax assets		118,341	138,664

CURRENT ASSETS		574,674	633,027

Trade and other receivables		373,047	454,316
Trade and other receivables	12	350,902	433,224
Current income tax receivable		22,145	21,092
Other taxes receivable		6,452	14,683
Other current financial assets	12	1,140	1,188
Cash and cash equivalents	12	194,035	162,840

TOTAL ASSETS		1,377,618	1,417,820

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2016 and September 30, 2017
(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31,	September 30,
		2016	2017
		(audited)	(unaudited)
TOTAL EQUITY		430,203	412,289
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST		(718)	11,691
OWNERS OF THE PARENT COMPANY		430,921	400,598

Share capital	11	48	48
Reserve for acquisition of non-controlling interest	11	(1,057)	(23,531)
Share premium		639,435	639,435
Retained losses		(53,598)	(60,504)
Translation differences		(193,529)	(166,509)
Hedge accounting effects		35,521	5,378
Stock-based compensation		4,101	6,281
NON-CURRENT LIABILITIES		598,808	605,803

Deferred tax liabilities		45,597	44,307
Debt with third parties	13	480,359	449,077
Derivative financial instruments	13	184	6,828
Provisions and contingencies	14	69,895	73,379
Non-trade payables		618	6,515
Option for the acquisition of non-controlling interest		1,057	24,572
Other taxes payable		1,098	1,125

CURRENT LIABILITIES		348,607	399,728

Debt with third parties	13	54,576	56,670
Derivative financial instruments	13	-	680
Trade and other payables		279,313	322,063
Trade payables		75,268	86,106
Income tax payables		4,030	7,856
Other taxes payables		68,800	87,167
Other non-trade payables		131,215	140,934
Provisions and contingencies	14	14,718	20,315
TOTAL EQUITY AND LIABILITIES		1,377,618	1,417,820

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED INCOME STATEMENTS
For the nine months ended September 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2016	2017	2016	2017
		(unaudited)		(unaudited)
Revenue		443,722	501,284	1,315,493	1,442,994
Other operating income		1,869	4,808	3,361	13,861
Other gains and own work capitalized		10	27	28	66
Operating expenses:
Supplies		(16,784)	(20,767)	(46,988)	(55,070)
Employee benefit expenses		(323,647)	(369,141)	(980,418)	(1,069,985)
Depreciation		(11,574)	(14,413)	(34,435)	(37,290)
Amortization		(13,395)	(15,156)	(37,510)	(41,082)
Changes in trade provisions		(140)	13	(446)	(13)
Other operating expenses		(55,641)	(61,802)	(158,285)	(181,096)
OPERATING PROFIT		24,420	24,853	60,800	72,385

Finance income		2,272	2,411	4,428	6,027
Finance costs		(21,963)	(34,544)	(59,764)	(68,005)
Change in fair value of financial instruments		(102)	(2,374)	561	(2,642)
Net foreign exchange loss		(2,480)	(3,197)	(15,231)	(4,155)
NET FINANCE EXPENSE		(22,273)	(37,704)	(70,006)	(68,775)
(LOSS)/PROFIT BEFORE TAX		2,147	(12,851)	(9,206)	3,610
Income tax expense	15	(2,635)	2,832	(4,149)	(8,259)
LOSS FROM CONTINUING OPERATIONS		(488)	(10,019)	(13,355)	(4,649)
LOSS FROM DISCONTINUED OPERATIONS		(3,206)	-	(3,206)	-
LOSS FOR THE PERIOD		(3,694)	(10,019)	(16,561)	(4,649)
(LOSS)/PROFIT ATTRIBUTABLE TO:
OWNERS OF THE PARENT		(3,782)	(12,013)	(16,649)	(6,906)
NON-CONTROLLING INTEREST		88	1,994	88	2,257
LOSS FOR THE PERIOD		(3,694)	(10,019)	(16,561)	(4,649)
LOSS PER SHARE:
Basic loss per share from continuing operations (in U.S. dollars)	16	(0.01)	(0.16)	(0.18)	(0.09)
Basic loss per share from discontinued operations (in U.S. dollars)	16	(0.04)	-	(0.04)	-
Diluted loss per share from continuing operations (in U.S. dollars)	16	(0.01)	(0.16)	(0.18)	(0.09)
Diluted loss per share from discontinued operations (in U.S. dollars)	16	(0.04)	-	(0.04)	-

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the nine months ended September 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Loss from continuing operations	(488)	(10,019)	(13,355)	(4,649)
(Loss)/profit from discontinued operations	(3,206)	-	(3,206)	-
Loss for the period	(3,694)	(10,019)	(16,561)	(4,649)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit and loss in subsequent periods
Cash flow/net investment hedge	2,265	(7,736)	3,423	(30,546)
Tax effect on hedge	584	(251)	2,505	403
Translation differences	(19,199)	18,614	17,664	28,150
Other comprehensive income/(loss)	(16,350)	10,627	23,592	(1,993)
Total comprehensive income/(loss)	(20,044)	608	7,031	(6,642)
Total comprehensive income/(loss) attributable to:
Owners of the parent	(20,132)	(2,513)	6,943	(10,029)
Non-controlling interest	88	3,121	88	3,387
Total comprehensive income/(loss)	(20,044)	608	7,031	(6,642)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2016	48	639,435	-	(53,663)	(209,224)	18,629	2,566	397,791	-	397,791
Comprehensive income/(loss) for the period	-	-	-	(16,649)	17,664	5,928	-	6,943	-	6,943
Loss for the period	-	-	-	(16,649)	-	-	-	(16,649)	-	(16,649)
Other comprehensive income/(loss), net of taxes	-	-	-	-	17,664	5,928	-	23,592	-	23,592
Reserve for acquisition of non-controlling interest	-	-	(1,693)	-	-	-	-	(1,693)	-	(1,693)
Stock-based compensation	-	-	-	-	-	-	1,384	1,384	-	1,384
Non-controlling interest	-	-	-	-	-	-	-	-	(529)	(529)
Balance at September 30, 2016 (*)	48	639,435	(1,693)	(70,312)	(191,560)	24,557	3,950	404,425	(529)	403,896

	Share capital	Share premium	Reserve for acquisition of non-controlling interest	Retained losses	Translation differences	Hedge accounting effects	Stock-based compensation	Total owners of the parent company	Non-controlling interest	Total equity
Balance at January 1, 2017	48	639,435	(1,057)	(53,598)	(193,529)	35,521	4,101	430,921	(718)	430,203

Comprehensive income/(loss) for the period	-	-	-	(6,906)	27,020	(30,143)	-	(10,029)	3,387	(6,642)
Profit/(loss) for the period	-	-	-	(6,906)	-	-	-	(6,906)	2,257	(4,649)
Other comprehensive income/(loss), net of taxes	-	-	-	-	27,020	(30,143)	-	(3,123)	1,130	(1,993)
Reserve for acquisition of non-controlling interest	-	-	(22,474)					(22,474)	-	(22,474)
Stock-based compensation	-	-	-	-	-	-	2,180	2,180	-	2,180
Non-controlling interest	-	-	-	-	-	-	-	-	9,022	9,022
Balance at September 30, 2017 (*)	48	639,435	(23,531)	(60,504)	(166,509)	5,378	6,281	400,598	11,691	412,289

(*) unaudited
The accompanying notes are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2016 and 2017
(In thousands of U.S. dollars, unless otherwise indicated)

	For the nine months ended September 30,
	2016	2017
	(unaudited)
Operating activities
(Loss)/profit before tax	(9,206)	3,610
Adjustments to profit/(loss) before tax to net cash flows:
Amortization and depreciation	71,945	78,372
Impairment losses	446	13
Change in provisions	11,916	10,216
Grants released to income	(352)	(318)
Losses on disposal of fixed assets	777	826
Finance income	(4,428)	(6,027)
Finance costs	59,764	68,005
Net foreign exchange differences	15,231	4,155
Change in fair value of financial instruments	(561)	2,642
Changes in other (gains)/losses and own work capitalized	(2,876)	(1,390)
	151,862	156,494
Changes in working capital:
Changes in trade and other receivables	259	(40,201)
Changes in trade and other payables	23,332	24,789
Other payables	(22,322)	(25,097)
	1,269	(40,509)

Interest paid	(50,848)	(69,131)
Interest received	777	49,725
Income tax paid	(19,323)	(14,916)
Other payments	(16,382)	(14,056)
	(85,776)	(48,378)
Net cash flow from operating activities	58,149	71,217
Investing activities
Payments for acquisition of intangible assets	(24,392)	(23,635)
Payments for acquisition of property, plant and equipment	(31,957)	(26,440)
Acquisition of subsidiaries, net of cash acquired	(8,638)	(14,512)
Proceeds from sale of PP&E and intangible assets	1,061	159
Proceeds from sale of subsidiaries	2,029	-
Net cash flow used in investing activities	(61,897)	(64,428)
Financing activities
Proceeds from borrowing from third parties	-	467,329
Repayment of borrowing from third parties	(12,693)	(515,394)
Net cash flow used in financing activities	(12,693)	(48,065)
Net decrease in cash and cash equivalents	(16,441)	(41,276)
Foreign exchange differences	10,289	10,081
Cash and cash equivalents at beginning of period	184,020	194,035
Cash and cash equivalents at end of period	177,868	162,840

The accompanying notes are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

1. company activity and corporate information

(a) Description of business

Atento S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) is a group of companies that offers customer relationship management services to its clients through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital entered into a final agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT , except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012.

The majority direct shareholder of the Company, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg), is a holding company incorporated under the laws of the Grand-Duchy of Luxembourg.

The Company’s corporate purpose is to hold investments in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate CRM centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. The Company’s ordinary shares trade on NYSE under the symbol “ATTO”.

The unaudited interim consolidated financial statements were approved by the Board of Directors on October 31, 2017.

(b) Seasonality

Our performance is subject to seasonal fluctuations, which is primarily due to (i) the initial costs to train and hire new employees at new service delivery centers to provide additional services to our clients, and (ii) statutorily mandated minimum wage and salary increases of operators, supervisors and coordinators in many of the countries in which we operate, whereas revenue increases related to inflationary adjustments and contracts negotiations generally take effect after the half year. These seasonal effects also cause differences in revenue and expenses among the various quarters of any financial year, which means that the individual quarters of a year should not be directly compared with each other or used to predict annual financial results.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim financial statements should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2016. The interim consolidated financial statements have been prepared on a historical costs basis, with the exception of derivative financial instruments and the option for the acquisition of non-controlling interest, which have been measured at fair value. The interim consolidated financial statement are for the Atento Group.

The figures in these interim consolidated financial statements are expressed in thousands of U.S. dollars, unless indicated otherwise. U.S. dollar is the Atento Group’s presentation currency.

3. COMPARATIVE INFORMATION

The main changes are:

On September 2, 2016, the Company through its direct subsidiary Atento Brasil acquired 81.49%, the controlling interest of RBrasil Soluções S.A. (RBrasil) and on September 30, 2016 the Company through its direct subsidiary Atento Teleservicios España sold 100% of Atento Morocco. In accordance with IFRS 5 the results of the operations in Morocco are presented in interim consolidated income statements as discontinued operations for the nine months ended September 30, 2016.

On June 9, 2017, the Company, through its subsidiary Atento Brasil, acquired control of Interfile Serviços de BPO Ltda. and of Interservicer – Serviços em Crédito Imobiliário Ltda. (jointly, “Interfile”), a leading provider of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil. Through this acquisition, we expect to be able to expand our capabilities in the financial services segment, especially in credit origination, accelerate our penetration into higher value-added solutions, strengthen our leadership position in the Brazilian market and facilitate the expansion of our credit origination segment into other Latin American markets. See more details of this acquisition in Note 6.

4. ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim consolidated financial statements as of September 30, 2017 in relation to those presented in the annual financial statements for the year ended December 31, 2016.

a)    Critical accounting estimates and assumptions

The preparation of the interim consolidated financial statements under IAS 34 requires the use of certain assumptions and estimates that affect the recognized amount of assets, liabilities, income and expenses, as well as the related disclosures.

Some of the accounting policies applied in preparing the accompanying interim consolidated financial statements required Management to apply significant judgments in order to select the most appropriate assumptions for determining these estimates. These assumptions and estimates are based on Management experience, the advice of consultants and experts, forecasts and other circumstances and expectations prevailing at year end. Management’s evaluation takes into account the global economic situation in the sector in which the Atento Group operates, as well as the future outlook for the business. By virtue of their nature, these judgments are inherently subject to uncertainty. Consequently, actual results could differ substantially from the estimates and assumptions used. Should this occur, the values of the related assets and liabilities would be adjusted accordingly.

Although these estimates were made on the basis of the best information available at each reporting date on the events analyzed, events that take place in the future might make it necessary to change these estimates in coming years. Changes in accounting estimates would be applied prospectively in accordance with the requirements of IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, recognizing the effects of the changes in estimates in the related interim consolidated income statements.

An explanation of the estimates and judgments that entail a significant risk of leading to a material adjustment in the carrying amounts of assets and liabilities in the coming financial period is as follow:

Useful lives of property, plant and equipment and intangible assets

The accounting treatment of items of property, plant and equipment and intangible assets entails the use of estimates to determine their useful lives for depreciation and amortization purposes. In determining the useful life, it is necessary to estimate the level of use of assets as well as forecast technological trends in the assets. Assumptions regarding the level of use, the technological framework and the future development require a significant degree of judgment, bearing in mind that these aspects are rather difficult to foresee. Changes in the level of use of assets or in their technological development could result in a modification of their useful lives and, consequently, in the associated depreciation or amortization.

Estimated impairment of goodwill

The Atento Group tests goodwill for impairment annually, in accordance with the accounting principle disclosed in the consolidated annual financial statements for the year ended December 31, 2016. Goodwill is subject to impairment testing as part of the cash-generating unit to which it has been allocated. The recoverable amounts of cash-generating units defined in order to identify potential impairment in goodwill are determined on the basis of value in use, applying five-year financial forecasts based on the Atento Group’s strategic plans, approved and reviewed by Management. These calculations entail the use of assumptions and estimates, and require a significant degree of judgment. The main variables considered in the sensitivity analyses are growth rates, discount rates using the Weighted Average Cost of Capital (“WACC”) and the key business variables.

Deferred taxes

The Atento Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these deferred amounts depends ultimately on the Atento Group’s ability to generate taxable earnings over the period in which the deferred tax assets remain deductible. This analysis is based on the estimated timing of the reversal of deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Atento Group as a result of changes in tax legislation or unforeseen transactions that could affect the tax balances.

The Atento Group has recognized deferred tax assets corresponding to losses carried forward since, based on internal projections, it is probable that it will generate future taxable profits against which they may be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date, and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of that deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Provisions and contingencies

Provisions are recognized when the Atento Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from, inter alia, regulations, contracts, customary practice or public commitments that would lead third parties to reasonably expect that the Atento Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources embodying economic benefit that will be required to settle the obligation, taking into account all available information as of the reporting date, including the opinions of independent experts such as legal counsel or consultants.

No provision is recognized if the amount of liability cannot be estimated reliably. In such cases, the relevant information is disclosed in the notes to the interim consolidated financial statements.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of these estimates.

Fair value of derivatives

The Atento Group uses derivative financial instruments to mitigate risks, primarily derived from possible fluctuations in interest rates. Derivatives are recognized at the inception of the contract at fair value.

The fair values of derivative financial instruments are calculated on the basis of observable market data available, either in terms of market prices or through the application of valuation techniques. The valuation techniques used to calculate the fair value of derivative financial instruments include the discounting of future cash flow associated with the instruments, applying assumptions based on market conditions at the valuation date or using prices established for similar instruments, among others. These estimates are based on available market information and appropriate valuation techniques. The fair values calculated could differ significantly if other market assumptions and/or estimation techniques were applied.

b)    New standards and interpretations not yet adopted

The reporting standards below were published and are mandatory for future annual reporting periods:

Title of standard	IFRS 9 Financial Instruments
Nature of change

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.

Impact

The Group is undertaking a detailed assessment of the classification and measurement of financial assets and financial liabilities.

Financial assets

We expect the loans and receivables as per IAS 39 that are held to collect contractual cash flows that solely represent payments and interest would appear to satisfy the conditions for classification as at amortized cost for IFRS 9 and hence there will be no change to the accounting for these assets.

We also expect no changes for derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL as per IFRS 9.

Accordingly, the Atento Group does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets.

Financial liabilities

There will be no impact on the Atento Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Atento Group does not have such liabilities other than derivatives, that as per IAS 39 are classified at fair value through profit or loss (unless they are designated as hedges) and would appear to be classified as FVPL (fair value through profit or loss) as per IFRS 9. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

The new hedge accounting rules will align the accounting for hedging instruments more closely with the Atento Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Atento Group is undertaking a detailed assessment, it would appear that the Atento Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. Accordingly, the Atento Group does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at FVOCI (fair value through other comprehensive income), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Atento Group is undertaking a detailed assessment of how its impairment provisions would be affected by the new model and it may result in an earlier recognition of credit losses, in relation to trade receivables.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Atento Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard.

Mandatory application date/ Date of adoption by the Atento Group

Must be applied for financial years commencing on or after 1 January 2018.

Based on the transitional provisions in the completed IFRS 9, early adoption in phases was only permitted for annual reporting periods beginning before 1 February 2015. After that date, the new rules must be adopted in their entirety.

The Atento Group does not intend to adopt IFRS 9 before its mandatory date.

Title of standard	IFRS 15 Revenue from Contracts with Customers
Nature of change

The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer.

The standard permits either a full retrospective or a modified retrospective approach for the adoption.

Impact	Management is currently assessing the effects of applying the new standard on the Atento Group’s financial statements and has identified the following services that are likely to be affected:
✓ Accounting for certain costs incurred in fulfilling a contract – certain costs which are currently expensed may need to be recognised as an asset under IFRS 15.
✓

Variable consideration – IFRS 15 establishes that the Atento Group includes in the transaction price of services the amount of variable consideration estimated only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Some contracts with customer may be impacted for this requirement due to the existence of clauses containing service level requirements, trade discounts, penalties or volume rebates. This could result in different amounts being recognized and/or delay the recognition of a portion of the revenue.

✓ Presentation disclosure - IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Atento Group’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. The Atento Group is reassessing its systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Due to our comprehensive portfolio of contracts, high volume of transactions and necessary information, at this stage, the Atento Group is not able to quantify the impact of the IFRS 15 on the Atento Group’s financial statements. We are making a detailed assessment of the impact and will conclude it during 2017.

Mandatory application date/ Date of adoption by the Atento Group	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the Atento Group: 1 January 2018.

Title of standard	IFRS 16 Leases
Nature of change

IFRS 16 was issued in January 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

The accounting for lessors will not significantly change.

Impact

The standard will affect primarily the accounting for the Atento Group’s operating leases. As at the reporting date, the Atento Group has operating lease commitments of 217,315 thousand U.S. dollars. However, the Atento Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Atento Group’s profit and classification of cash flows.

Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

Mandatory application date/ Date of adoption by Atento Group	Mandatory for financial years commencing on or after 1 January 2019. At this stage, the Atento Group does not intend to adopt the standard before its effective date.

Title of standard	Disclosure Initiative – Amendments to IAS 7
Nature of change /impact

Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows (eg: drawdowns and repayments of borrowings) and non-cash changes such as acquisitions, disposals, accretion of interest and unrealised exchange differences.

Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. This could be the case, for example, for assets that hedge liabilities arising from financing liabilities.

Entities may include changes in other items as part of this disclosure, for example by providing a ‘net debt’ reconciliation. However, in this case the changes in the other items must be disclosed separately from the changes in liabilities arising from financing activities.

The information may be disclosed in tabular format as a reconciliation from opening and closing balances, but a specific format is not mandated.

Mandatory application date/ Date of adoption by Atento Group	For the annual consolidated financial statements of 2017.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Atento Group in the current or future reporting periods and on foreseeable future transactions.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group's activities are exposed to various types of financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group's global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group's financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2016. During the nine months ended September 30, 2017 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the Americas and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Atento Group’s finance costs are exposed to fluctuation in interest rates. As of September 30, 2017, 16.0% of Atento Group’s finance costs are exposed to fluctuations in interest rates (excluding the effect of financial derivative instruments), compared to 40.6% as of December 31, 2016.

Based on our total indebtedness of 505,747 thousand U.S. dollars as of September 30, 2017, a 1% change in interest rates would impact our net interest expense by 1,311 thousand U.S. dollars.

As of December 31, 2016, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 1,330 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 534,935 thousand U.S. dollars as of December 31, 2016 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 2,353 thousand U.S. dollars.

Foreign Currency Risk

Our exchange rate risk arises from our local currency revenues, receivables and payables while the U.S. dollar is our functional and reporting currency. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any exposure incurred in currencies other than those of the functional currency of the countries.

As of September 30, 2017, the estimated fair value of the cross-currency swaps designated as hedging instruments totaled a liability of 3,825 thousand U.S. dollars (asset of 75,960 thousand U.S. dollars, as of December 31, 2016).

Credit Risk

The Atento Group seeks to conduct all of its business with reputable national and international companies and institutions established in their countries of origin, to minimize credit risk. As a result of this policy, the Atento Group has no material adjustments to make to its credit accounts.

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of the conditions prevailing in the markets and the countries where Atento operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

The Atento Group’s maximum exposure to credit risk is primarily limited to the carrying amounts of it financial assets. The Atento Group holds no guarantees as collection insurance. The Atento Group carries out significant transactions with the Telefónica Group, which amounted to 125,944 thousand U.S. dollars (125,333 thousand U.S. dollars as of December 31, 2016).

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer enough to support business operation normal conditions (assuming that internal projections are met).

Capital Management

The Atento Group’s Finance Department, which is in charge of the capital management, takes various factors into consideration when determining the Group’s capital structure.

The Atento Group’s capital management goal is to determine the financial resources necessary both to continue its recurring activities and to maintain a capital structure that optimizes own and borrowed funds.

The Atento Group sets an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to be able to carry out its routine activities under normal conditions and to address new opportunities for growth. Debt levels are kept in line with forecast future cash flows and with quantitative restrictions imposed under financing contracts.

Among the restrictions imposed under financing arrangements, the debenture contract lays out certain general obligations and disclosures in respect of the lending institutions, specifically, Atento Brasil S.A. must comply with the quarterly net financial debt/EBITDA ratio set out in the contract terms.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

The contract also sets out additional restrictions, including limitations on dividends, payments and distributions to shareholders and capacity to incur additional debt.

The Super Senior Revolving Credit Facility carries no financial covenant obligations regarding debt levels. However, the Notes do impose limitations on the distributions on dividends, payments or distributions to the shareholders, the incurring of additional debt, and on investments and disposal of assets.

As of the date of these interim consolidated financial statements, the Atento Group was in compliance with all restrictions established in the aforementioned financing contracts, and does not foresee any future non-compliance. To that end, the Atento Group regularly monitors figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

a)	Level 1: The fair value of financial instruments traded on active markets is based on the quoted market price at the reporting date.
b)

Level 2: The fair value of financial instruments not traded in active market (i.e. OTC derivatives) is determined using valuation techniques. Valuation techniques maximize the use of available observable market data, and place as little reliance as possible on specific company estimates. If all of the significant inputs required to calculate the fair value of financial instrument are observable, the instrument is classified in Level 2. The Atento Group’s Level 2 financial instruments comprise interest rate swaps used to hedge floating rate loans and cross currency swaps.

c)	Level 3: If one or more significant inputs are not based on observable market data, the instrument is classified in Level 3.

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2016 and September 30, 2017 are classified as Level 2. No transfers were carried out between the different levels during the period.

6. BUSINESS COMBINATIONS

On June 9, 2017, the Company through its indirect subsidiary Atento Brasil S.A. acquired 50,00002% of Interfile Serviços de BPO Ltda. and 50,00002% of Interservicer – Serviços em Crédito Imobiliário Ltda, (“Interfile”) leading providers of BPO services and solutions, including credit origination, for the banking and financial services sector in Brazil.

The total amount paid for this acquisition was approximately 14,512 thousand U.S. dollars, net of cash acquired.

Valuations were carried out to measure the preliminary fair value of assets acquired and liabilities assumed for the allocation of the acquisition price, in accordance with the requirements of IFRS 3 in this interim consolidated financial statements. The preliminary goodwill recognized in the transaction represents expected future synergies of the business combinations and will be deductible for income tax when the acquired entities are merged into the Atento Brasil S.A. These benefits are not recognized separately from goodwill because they do not meet the criteria for recognition of identifiable intangible assets.

Details of the preliminary purchase consideration, the net assets acquired and goodwill are as follows:

Thousands of U.S. dollars
Assets
Cash and cash equivalents	1,556
Accounts receivable	5,406
Deferred taxes assets	2,341
Other credits	1,209
Property, plant and equipment	2,456
Intangibles (b)	16,303

Liabilities
Other obligations	(5,795)
Provisions for legal proceedings and contingent liabilities	(5,433)
Net identifiable assets acquired	18,043

Non-controlling interest (49,99998% of net asset)	(9,022)
Goodwill on acquisition	7,047
Total of the consideration	16,068

Analysis of the cash flow of the acquisition
Consideration paid	16,068
Net cash acquired	(1,556)
Consideration net of cash acquired (a)	14,512

(a)	Presented as investing activities in the statement of cash flows.
(b)	Intangible assets acquired which meet the criteria for recognition comprise customer relationships, a non-compete agreement and a software database identified as part of the purchase price allocation.

The fair value amount for accounts receivables is 5,406 thousand U.S. dollars. The gross contractual amount for trade receivables due 5,585 thousand U.S. dollars, of which 179 thousand U.S. dollars is expected to be uncollectible.

Transaction costs totaling 116 thousand U.S. dollars are presented as operating activities in the statement of cash flow.

The acquired business contributed revenues of 13,564 thousand U.S. dollars and net profit of 1,620 thousand U.S. dollars to the Atento Group for the period from June 9, 2017 to September 30, 2017. If the acquisition had occurred on January 1, 2017, the Company consolidated revenue and consolidated loss for the nine months ended September 30, 2017 would have been 1,459,080 thousand of U.S. dollars and 7,767 thousand of U.S. dollars, respectively.

Put/Call options

As per the Shareholders' Agreement, the Company has a purchase option, where non-controlling shareholders grant to the Atento Brasil S.A., through that instrument, the right, to acquire all of their shares, and the non-controlling shareholders, through the exercise of that right, shall be obliged to sell their shares to the Atento Brasil S.A. ("call option"). The call option may be exercised by Atento Brasil S.A. between January 1, 2020 and April 15, 2020. The Shareholders' Agreement also provides for put options, where the non-controlling shareholders have the right, to sell partial or all of their shares to the Atento Brasil S.A. ("put options"). Many put options were understood by the management as protective clauses with remote possibility of being exercised. The assessment of the put options were made taking into account the following; (i) probability of occurrence; (ii) degree of importance (primary or secondary, in this case as term extension or acceleration of other options) and (iii) function: effective options or clauses protecting the parties.

Considering the valuation of the acquired entity and the management best estimates, the put option that will likely to be exercised by the non-controlling shareholders is between January 1, 2020 and April 15, 2020 – which is symmetrical with the call option. According to IAS 32, a parent must recognize a financial liability when it has an obligation to pay cash in the future to purchase the minority’s shares, even if the payment is conditional on the option being exercised by the holder.

The exercise price of the put option will be determined by multiples, already defined in the Shareholders' Agreement, of the EBITDA of the year immediately prior to the exercise of the option, multiplied by the percentage of participation to be acquired.

IFRS 3 does not provide specific guidance on how such contracts should be accounted for in a business combination. To determine the appropriate accounting treatment, IAS 39 - financial instruments: recognition and measurement, IAS 32 - financial instruments: presentation and IFRS 10 – consolidated financial statements were considered.

On the basis of the above, the Company recognized a financial liability related to the potential acquisition of non-controlling interest for the amount of 22,474 thousand U.S. dollars. The financial liability was recognized against specific reserve in shareholders' equity, considering that these are transactions between shareholders.

7. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2016 and 2017 (in thousand U.S. dollars):

For the nine months ended September 30, 2016
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	53,539	297,072	395,071	-	745,682
Sales to Telefónica Group	115,114	247,820	206,877	-	569,811
Sales to other group companies	4	1,254	-	(1,258)	-
Other operating income and expense	(167,743)	(479,363)	(531,325)	(4,317)	(1,182,748)
EBITDA	914	66,783	70,623	(5,575)	132,745
Depreciation and amortization	(7,997)	(25,432)	(38,099)	(417)	(71,945)
Operating profit/(loss)	(7,083)	41,351	32,524	(5,992)	60,800
Financial results	(9,237)	(7,657)	(31,413)	(21,699)	(70,006)
Income tax	3,207	(13,570)	739	5,475	(4,149)
Profit/(loss) from continuing operations	(13,113)	20,124	1,850	(22,216)	(13,355)
Profit/(loss) from discontinued operations	(3,206)	-	-	-	(3,206)
Profit/(loss) for the period	(16,319)	20,124	1,850	(22,216)	(16,561)
EBITDA	914	66,783	70,623	(5,575)	132,745
Restructuring costs	6,302	4,930	7,865	-	19,097
Site relocation costs	18	168	6,358	-	6,544
Other	3,822	6	234	907	4,969
Adjusted EBITDA (unaudited)	11,056	71,887	85,080	(4,668)	163,355
Capital expenditure	749	9,281	14,373	-	24,403
Intangible, Goodwill and PP&E (as of December 31, 2016)	48,342	189,036	298,920	1,540	537,838
Allocated assets (as of December 31, 2016)	396,298	558,657	677,794	(255,131)	1,377,618
Allocated liabilities (as of December 31, 2016)	272,082	259,352	490,172	(74,191)	947,415

For the nine months ended September 30, 2017
	Thousands of U.S. dollars
	EMEA	Americas	Brazil	Other and eliminations	Total Group
	(unaudited)
Sales to other companies	57,373	323,535	497,310	1	878,219
Sales to Telefónica Group	109,560	232,227	222,988	-	564,775
Sales to other group companies	1	1,707	-	(1,708)	-
Other operating income and expense	(159,269)	(504,342)	(633,938)	5,312	(1,292,237)
EBITDA	7,665	53,127	86,360	3,605	150,757
Depreciation and amortization	(6,935)	(28,173)	(42,869)	(395)	(78,372)
Operating profit/(loss)	730	24,954	43,491	3,210	72,385
Financial results	(16,748)	(10,332)	(25,722)	(15,973)	(68,775)
Income tax	3,623	(9,147)	(3,880)	1,145	(8,259)
Profit/(loss) for the period	(12,395)	5,475	13,889	(11,618)	(4,649)
EBITDA	7,665	53,127	86,360	3,605	150,757
Restructuring costs	1,665	4,523	3,591	464	10,243
Other	21	4,196	172	459	4,848
Shared services expenses	2,237	1,023	4,952	(8,212)	-
Adjusted EBITDA (unaudited)	11,588	62,869	95,075	(3,684)	165,848
Capital expenditure	2,055	13,556	20,113	(1)	35,723
Intangible, Goodwill and PP&E (as of September 30, 2017)	48,875	183,086	321,653	1,304	554,918
Allocated assets (as of September 30, 2017)	432,267	619,736	756,098	(390,281)	1,417,820
Allocated liabilities (as of September 30, 2017)	333,765	304,993	568,828	(202,055)	1,005,531

"Other and eliminations" includes activities of the intermediate holding in Spain (Atento Spain Holdco, S.L.U.), Luxembourg holdings, as well as inter-group transactions between segments.

8. INTANGIBLE ASSETS

The main changes in intangible assets between the period ended September 30, 2017 and the year ended December 31, 2016 are related to the additions from (i) purchase price allocation of Interfile in the amount of 15,342 thousand U.S. dollars, net of amortization from the period and (ii) extension partnership with Itaú through Atento Brasil S.A. and RBrasil in the approximate amount of 18,623 thousand U.S. dollars, net of amortization from the period.

9. GOODWILL

The main change in goodwill between the period ended September 30, 2017 and the year ended December 31, 2016 is related to the acquisition of Interfile in the amount of 7,047 thousand U.S. dollars.

10. PROPERTY, PLANT AND EQUIPMENT (PP&E)

The main changes in PP&E between the period ended September 30, 2017 and the year ended December 31, 2016 are related to the net disposals of furniture, tools and other tangible assets in the amount of 8,506 thousand U.S. dollars, mainly in Brazil.

11. Equity attributable to equity holders of the parent

Share capital

As of September 30, 2017, share capital stood at 48 thousand U.S. dollars (€33,304), divided into 73,909,056 shares. PikCo owns 84.96% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Reserve for acquisition of non-controlling interest

Refers to the options attributable to the parent company in the acquisition of RBrasil and Interfile in amount of 23,531 thousand U.S. dollars.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to legal reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

At December 31, 2016 and September 30, 2017, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

Stock-based compensation

a) Description of share-based payment arrangements

In 2014, Atento granted the following two share-based payment arrangements to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSU”). In 2016, Atento granted two news share-based payment arrangements (both of them are Time Restricted Stock Units –“TRSUs”) to directors, officers and other employees, for the Company and its subsidiaries. The reference for these share-based payment arrangements is made to the annual financial statements for December 31, 2016, for a description of the arrangement and their vesting conditions.

On July 3, 2017, Atento granted a new share-based payment arrangement to directors, officers and other employees, for the Company and its subsidiaries. The share-based payment had the following arrangements:

Time Restricted Stock Units (“RSUs”) (equity settled)

•         Grant date: July 3, 2017

•         Amount: 886,187 RSUs

•         Vesting period: 100% of the RSUs vests on January 2, 2020

•         There are no other vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for all arrangements, has been measured using the Black-Scholes model. For all arrangements are equity settled and the fair value of RSUs is measured at grant date and not remeasured subsequently.

c) Outstanding RSUs

As of September 30, 2017, there are 664,172 Performance RSUs outstanding related to the 2014 Grant, however the assessment for the performance conditions is that the vesting thresholds will not be attained, therefore the provision has been reverted.

As of September 30, 2017, there are 1,170,326 Time RSUs outstanding to the 2016 Grant and 886,187 Time RSUs outstanding to the 2017 Grant. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs.

The 2016 Grant	Time RSU
Outstanding December 31, 2016	1,367,896
Forfeited (*)	(197,570)
Outstanding September 30, 2017	1,170,326
(*) RSUs forfeited during the period due to employees failing to satisfy the service conditions.

The 2017 Grant	Time RSU
Outstanding September 30, 2017	886,187

d) Impacts in Profit or Loss

In the nine months ended September 30, ended September 30, 2017, 3,287 thousand U.S. dollars related to stock-based compensation were recorded as Employee benefit expenses.

12. FINANCIAL ASSETS

As of December 31, 2016 and September 30, 2017, all the financial assets of the Company are classified as loans and receivables, except for the derivative financial instruments that are categorized as fair value through profit or loss.

As of September 30, 2017, Atento Teleservicios España S.A., Atento Chile S.A., Atento Colombia S.A., Teleatento del Perú S.A.C and Atento Brasil S.A. have entered into factoring agreements without recourse, anticipating an amount of 193,785 thousand U.S. dollars, receiving cash net of discount, the related trade receivables was realized and interest expenses was recognized in the income statement.

Details of other financial assets as of December 31, 2016 and September 30, 2017 are as follow:

	Thousands of U.S. dollars
	12/31/2016	9/30/2017
	(audited)	(unaudited)
Non-current guarantees and deposits	40,565	59,540
Total non-current	40,565	59,540

Current guarantees and deposits	1,140	1,188
Total current	1,140	1,188

Total	41,705	60,728

The breakdown of “Trade and other receivables” as of December 31, 2016 and September 30, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	9/30/2017
	(audited)	(unaudited)
Non-current trade receivables	7,824	7,290
Other non-financial assets (*)	13,087	15,307
Total non-current	20,911	22,597
Current trade receivables	321,608	397,110
Other receivables	15,302	15,697
Prepayments	4,693	7,621
Personnel	9,299	12,796
Total current	350,902	433,224
Total	371,813	455,821

(*) “Other non-financial assets” as of September 30, 2017 primarily comprise the litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social), recorded in Atento Brasil.

For the purpose of the interim consolidated statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2016	9/30/2017
	(audited)	(unaudited)
Deposits held at call	124,777	104,345
Short-term financial investments	69,258	58,495
Total	194,035	162,840

"Short-term financial investments" comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

13. FINANCIAL LIABILITIES

As of December 31, 2016 and September 30, 2017, all the financial liabilities of the Company are classified as other financial liabilities at amortized cost, except for the derivative financial instruments and options for acquisitions of NCI that are classified as financial liability at fair value through profit or loss.

Debt with third parties as of December 31, 2016 and September 30, 2017 is as follow:

	Thousands of U.S. dollars
	12/31/2016	9/30/2017
	(audited)	(unaudited)
Senior Secured Notes	294,068	390,393
Brazilian bonds – Debentures	136,231	19,520
Bank borrowing	48,629	33,318
Finance lease payables	1,431	5,846
Total non-current	480,359	449,077
Senior Secured Notes	9,282	3,403
Brazilian bonds – Debentures	20,365	3,015
Bank borrowing	22,724	46,281
Finance lease payables	2,205	3,971
Total current	54,576	56,670
TOTAL DEBT WITH THIRD PARTIES	534,935	505,747

Senior Secured Notes

On January 29, 2013, Atento Luxco 1 S.A. issued 300,000 thousand U.S. dollars aggregate principal amount of Senior Secured Notes that would mature on January 29, 2020. The 2020 Senior Secured Notes were senior secured obligations of Atento Luxco 1 and were guaranteed on a senior secured first-priority basis by Atento Luxco 1 and certain of its subsidiaries excluding Argentina and Brazil subsidiaries. The Senior Secured Notes were also guaranteed on an unsecured basis by Atento S.A. and Midco.

The indenture governing the 2020 Senior Secured Notes contained covenants that, among other things, restricted the ability of Atento Luxco 1 and certain of its subsidiaries to: incur or guarantee additional indebtedness; pay dividends or make distributions or redeem or repurchase capital stock; issue, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make loans and investments; sell assets; incur liens; enter into transaction with affiliates; enter into agreements restricting certain subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of our assets. These covenants were subject to a number of important exceptions and qualifications. In addition, in certain circumstances, if Atento Luxco 1 had sold assets or experiences certain changes of control, it must offer to purchase the 2020 Senior Secured Notes.

On August 19, 2017, in connection with the offering described below, Atento Luxco 1 redeemed all of the outstanding amount of the 2020 Senior Secured Notes. The notes were called at a premium over face value of 103.688% per note, resulting in a total call cost of 11,064 thousand U.S. dollars recorded in finance costs during August 2017, along with the remaining balance of the 2020 Senior Secured Notes issuance amortized cost of 4,920 thousand U.S. dollars.

On August 10, 2017, Atento Luxco 1 S.A., closed an offering of 400,000 thousand U.S. dollars aggregate principal amount of 6.125% Senior Secured Notes due 2022 in a private placement transaction. The notes are due on August 2022 and will be callable as of August 2019. The 2022 Senior Secured Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries. The costs of 9,841 thousand U.S. dollars related to this new issuance are recorded using the amortized cost method.

The terms of the Indenture, among other things, limit, in certain circumstances, the ability of Atento Luxco 1 and its restricted subsidiaries to: incur certain additional indebtedness; make certain dividends, distributions, investments and other restricted payments; sell the property or assets to another person; incur additional liens; guarantee additional debt; and enter into transaction with affiliates. As of September 30, 2017, we were in compliance with these covenants. The outstanding amount on September 30, 2017 is 393,796 thousand U.S. dollars.

Debentures

On April 27, 2017, Atento Brasil S.A. repaid in advance of the maturity date, 84,700 thousand Brazilian Reais (equivalent to 27,007 thousand U.S. dollars) of the 1st Brazilian Debentures due 2019. On August 21, 2017, Atento Brasil S.A. repaid in advance of the maturity date all the outstanding amount. The amount repaid was 428,350 thousand Brazilian Reais (equivalent to 135,211 thousand U.S. dollars) plus interest accrued of 10,944 thousand Brazilian Reais (equivalent to 3,455 thousand U.S. dollars) and 2,142 thousand Brazilian Reais (equivalent to 676 thousand U.S. dollars) of penalty fee due to early repayment. In addition to the penalty fee, the remaining balance of the first Debentures issuance of 3,050 thousand Brazilian Reais (equivalent to 963 thousand U.S. dollars) were recorded in finance costs during August 2017. As of September 30, 2017 there was no outstanding amount related to the Debentures due 2019.

On May 2, 2017, Atento Brasil S.A. entered into an indenture (“Second Brazilian Debenture”) for the issuance of 70,000 thousand Brazilian Reais (equivalent to approximately 22,096 thousand U.S. dollars) of Brazilian Debentures due April 25, 2023. The Second Brazilian Debenture bear interest at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP S.A – Mercados Organizados (“CETIP”) in the daily release available on its web page (http://cetip.com.br), plus a spread of 3.75%. The amortization schedule is: April 25, 2018: 9.1%; October 25, 2018: 9.1%; April 25, 2019: 9.1%; October 25, 2019: 9.1%; April 25, 2020: 9.1%; October 25, 2020: 9.1%; April 25, 2021: 9.1%; October 25, 2021: 9.1%; April 25, 2022: 9.1%; October 25, 2022: 9.1%; April 25, 2023: 9,0%. The outstanding amount on September 30, 2017 is 22,535 thousand U.S. dollars.

Under the term of the indenture, the Brazilian subsidiary must comply with the quarterly net financial debt / EBITDA ratio set out in the contract terms. As of September 30, 2017, Atento Brasil S.A. was in compliance with this covenant.

Bank borrowings

On February 3, 2014, Atento Brasil S.A. entered into a credit agreement with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”) in an aggregate principal amount of 300,000 thousand Brazilian Reais (the “BNDES Credit Facility”), equivalent to 94,697 thousand U.S. dollars as of September 30, 2017.

The total amount of the BNDES Credit Facility is divided into five tranches subject to the following interest rates:

Tranche	Interest Rate

Tranche A	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP) plus 2.5% per annum
Tranche B	SELIC Rate plus 2.5% per annum
Tranche C	4.0% per year
Tranche D	6.0% per year
Tranche E	Long-Term Interest Rate (Taxa de Juros de Longo Prazo -TJLP)

Each tranche intends to finance different purposes, as described below:

•	Tranche A and B: investments in workstations, infrastructure, technology, services and software development, marketing and commercialization, within the scope of BNDES program – BNDES Prosoft.
•	Tranche C: IT equipment acquisition, covered by law 8.248/91, with national technology, necessary to execute the project described on tranches “A” and “B”.
•	Tranche D: acquisitions of domestic machinery and equipment, within the criteria of FINAME, necessary to execute the project described on tranches “A” and “B”.
•	Tranche E: investments in social projects to be executed by Atento Brasil S.A.

BNDES releases amounts under the credit facility once the debtor met certain requirements in the contract including delivering the guarantee (stand-by letter) and demonstrating the expenditure related to the project. Since the beginning of the credit facility, the following amounts were released:

(Thousands of U.S. dollars)
Date	Tranche A	Tranche B	Tranche C	Tranche D	Tranche E	Total
March 27, 2014	7,999	3,949	5,529	395	-	17,872
April 16, 2014	3,325	1,663	2,327	166	-	7,481
July 16, 2014	-	-	-	-	189	189
August 13, 2014	19,758	2,158	3,173	342	-	25,431
Subtotal 2014	31,082	7,770	11,029	903	189	50,973
March 26, 2015	5,796	1,449	2,057	168	-	9,470
April 17, 2015	11,591	2,898	4,113	337	-	18,939
December 21, 2015	9,115	2,272	-	-	221	11,608
Subtotal 2015	26,502	6,619	6,170	505	221	40,017
October 27, 2016	-				241	241
Subtotal 2016	-	-	-	-	241	241
Total	57,584	14,389	17,199	1,408	651	91,231

The facility should be repaid in 48 monthly installments. The first payment was made on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, change or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES credit facility. As of September 30, 2017, Atento Brasil S.A. was in compliance with these covenants. The BNDES Credit Facility does not contain any other financial maintenance covenant.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of employees without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES; (ii) existence of unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A’s ability to comply with its financial obligations under the BNDES Credit Facility.

On September 26, 2016, Atento Brasil S.A. entered into a new credit agreement with BNDES in an aggregate principal amount of 22,000 thousand Brazilian Reais, equivalent to 6,944 thousand U.S. dollars as of September 30, 2017. The interest rate of this facility is Long-Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) plus 2.0% per annum. The facility should be repaid in 48 monthly installments. The first payment will be due on November 15, 2018 and the last payment will be due on October 15, 2022. This facility is intended to finance an energy efficiency project to reduce power consumption by implementing new lightening, air conditioning and automation technology. As of September 30, 2017, no amounts were released under this facility.

On January 28, 2013, Atento Luxco 1 entered into a Super Senior Revolving Credit Facility (the “Revolving Credit Facility”), which provides borrowings capacity of up to 50,000 thousand Euro (equivalent to 59,032 thousand U.S. dollars as of September 30, 2017).

The Revolving Credit Facility allows borrowings in Euros, Mexican Pesos and U.S. dollars and includes borrowings capacity for letters of credit and ancillary facilities (including an overdraft, guarantee, stand-by letter of credit, short-term loan facility).

This facility matures on July 2019. In connection with the Refinancing process, this Revolving Credit Facility was ended on August 10, 2017.

On April 25, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Santander (Brasil) S.A. in an aggregate principal amount of up to 80,000 thousand Brazilian Reais (the “2017 Santander Bank Credit Certificate”), equivalent to approximately 25,252 thousand U.S. dollars as of September 30, 2017. The interest rate of the 2017 Santander Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 2.70% per annum. The 2017 Santander Bank Credit Certificate matured on July 25, 2017 and was extended until March 01, 2018. As of September 30, 2017, there was no outstanding balance under the 2017 Santander Bank Credit Certificate.

On May 26, 2017, Atento Brasil S.A. entered into an agreement with Banco ABC Brasil for an amount of 12,232 thousand U.S. dollars maturing on November 26, 2017 with an annual interest rate of 3.52%. In connection with the loan, Atento Brasil S.A. entered into a SWAP agreement through which it receives fixed interest rates in U.S. dollars, in the same amount of the loan agreement, and pays variable interest rate at a rate per annum equal to the average daily rate of the one day “over extragroup” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.75% over 40 thousand Brazilian Reais. The outstanding amount as of September 30, 2017 was 12,508 thousand U.S. dollars.

On June 7, 2017, Atento Brasil S.A. entered into a bank credit certificate (cédula de crédito bancário) with Banco Bradesco S.A. in an aggregate principal amount of up to 25,000 thousand Brazilian Reais (the “2017 Bradesco Bank Credit Certificate”), equivalent to approximately 7,891 thousand U.S. dollars as of September 30, 2017. The interest rate of the 2017 Bradesco Bank Credit Certificate equals to the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits (as such rate is disclosed by CETIP in the daily release available on its web page), plus a spread of 3.29% per annum. The 2017 Bradesco Bank Credit Certificate will be due on October 5, 2017. As of September 30, 2017, no amounts were released under the 2017 Bradesco Bank Credit Certificate.

On August 10, 2017, Atento Luxco 1 S.A. entered into a new Super Senior Revolving Credit Facility (the “Super Senior Revolving Credit Facility”) which provides borrowings capacity of up to 50,000 thousand U.S. dollars and will mature on February 10, 2022. Banco Bilbao Vizcaya Argentaria, S.A., as the agent, the Collateral Agent and BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer, Morgan Stanley Bank N.A. and Goldman Sachs Bank USA are acting as arrangers and lenders under the Super Senior Revolving Credit Facility.

The Super Senior Revolving Credit Facility may be utilized in the form of multi-currency advances for terms of one, two, three or six months. The Super Senior Revolving Credit Facility bears interest at a rate per annum equal to LIBOR or, for borrowings in euro, EURIBOR or, for borrowings in Mexican Pesos, TIIE plus an opening margin of 4.25% per annum. The margin may be reduced under a margin ratchet to 3.75% per annum by reference to the consolidated senior secured net leverage ratio and the satisfaction of certain other conditions.

The terms of the Super Senior Revolving Credit Facility Agreement limit, among other things, the ability of the Issuer and its restricted subsidiaries to (i) incur additional indebtedness or guarantee indebtedness; (ii) create liens or use assets as security in other transactions; (iii) declare or pay dividends, redeem stock or make other distributions to stockholders; (iv) make investments; (v) merge, amalgamate or consolidate, or sell, transfer, lease or dispose of substantially all of the assets of the Issuer and its restricted subsidiaries; (vi) enter into transactions with affiliates; (vii) sell or transfer certain assets; and (viii) agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Issuer and its restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, exceptions and limitations that are described in the Super Senior Revolving Credit Facility Agreement.

The Super Senior Revolving Credit Facility Agreement includes a financial covenant requiring the drawn super senior leverage ratio not to exceed 0.35:1.00 (the “SSRCF Financial Covenant”). The SSRCF Financial Covenant is calculated as the ratio of consolidated drawn super senior facilities debt to consolidated pro forma EBITDA for the twelve month period preceding the relevant quarterly testing date and is tested quarterly on a rolling basis, subject to the Super Senior Revolving Credit Facility being at least 35% drawn (excluding letters of credit (or bank guarantees), ancillary facilities and any related fees or expenses) on the relevant test date. The SSRCF Financial Covenant only acts as a draw stop to new drawings under the Revolving Credit Facility and, if breached, will not trigger a default or an event of default under the Super Senior Revolving Credit Facility Agreement. The Issuer has four equity cure rights in respect of the SSRCF Financial Covenant prior to the termination date of the Super Senior Revolving Credit Facility Agreement, and no more than two cure rights may be exercised in any four consecutive financial quarters. As of September 30, 2017, we were in compliance with this covenant.

As of September 30, 2017, no amounts were released under the Super Senior Revolving Credit Facility.

On September 14, 2017, Atento Luxco 1 S.A. and Atento Brasil S.A. entered into an Agreement for a Common Revolving Credit Facility Line with Santander Brasil, Estabelecimento Financeiro de Crédito S.A. in respect of a bi-lateral, multi-currency revolving credit facilities. Up to 30,000 thousand of U.S. dollars of commitments are available for the drawing of cash loans in Euro, Mexican Pesos (MXN) and Colombian Pesos (COP). The original borrowers under this facility are Atento Colombia S.A, Atento Teleservicios España, S.A.U and Atento Servicios, S.A. de C.V. This facility is guaranteed by Atento Luxco 1 S.A. and Atento Brasil S.A. on a joint and several basis. This facility matures one year after the date of the Agreement. As of September 30, 2017, no amounts were released under this facility.

Finance lease

On April 25, 2017, Atento Brasil S.A. entered in a sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 23,615 thousand Brazilian Reais, equivalent to approximately 7,454 thousand U.S. dollars as of September 30, 2017, which will be repaid in 36 monthly installments.

On August 25, 2017, Atento Brasil S.A. entered in a new sale leaseback with HP Financial Services Arrendamento Mercantil S.A. in an amount of 4,220 thousand Brazilian Reais, equivalent to approximately 1,332 thousand U.S. dollars as of September 30, 2017, which will be repaid in 60 monthly installments.

Derivatives

Details of derivative financial instruments as of December 31, 2016 and September 30, 2017 are as follows:

	Thousands of U.S. dollars
	12/31/2016		9/30/2017
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	1,330	-	-	(1,601)
Cross currency swaps - net investment hedges	76,144	(184)	1,402	(3,330)
Cross currency swaps - that do not qualify for hedge accounting	-	-	-	(2,577)
Total	77,474	(184)	1,402	(7,508)

Non-current portion	77,474	(184)	1,402	(6,828)
Current portion	-	-	-	(680)

Derivatives held for trading are classified as current assets or current liabilities. The fair value of a hedging derivative is classified as a non-current asset or a non-current liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months. Otherwise, it is classified as a current asset or liability.

In connection with the Refinancing process and the repayment of the first Brazilian Debentures, the hedge accounting for the interest rate swap was discontinued and the OCI balance was transferred to finance expense. Thereafter, any changes in fair value will be directly recognized in income statement.

On May 26, 2017, Atento Brasil S.A. entered into a cross currency swap to hedge a USD loan of 12,232 thousand U.S. dollars at a fixed rate of 3.25% exchanged to a 40,000 thousand Brazilian Reais with interest rate of the average daily rate of the one day “over extra-group” – DI – Interfinancial Deposits - plus a spread of 3.45% per annum.

On April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN). In connection with the Refinancing process, 8 of the 10 derivatives contracts designated as Net Investment Hedges were terminated between August 1, 2017 and August 4, 2017, generating positive cash of 46,080 thousand of U.S. dollars, net of charges. During August 2017, Atento Luxco 1 also entered into new Cross Currency Swaps related to exchange risk between U.S. dollars and Euro, Mexican Peso (MXN), Brazilian Reais (BRL) and Peruvian Nuevo Sol (PEN). Except for the Cross Currency Swap between U.S. dollars and Brazilian Reais, all other Cross Currency Swaps were designated for hedge accounting as net investment hedge.

As of September 30, 2017, details of interest rate swap, cross currency swaps that do not qualify for hedge accounting and net investment hedges were as follows:

Interest Rate Swap
Bank	Maturity	Notional currency	Index	Notional in contract currency (thousands)	Fair value assets	Fair value liability	Other comprehensive income, net of taxes	Change in OCI, net of taxes	Income statement - Finance cost	Income statement - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Itau	Dec-18	BRL	BRL CDI	245,000	-	(1,601)	-	(781)	(1,443)	-
					-	(1,601)	-	(781)	(1,443)	-

Cross Currency Swaps - that do not qualify for hedge accounting
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Income statement - Finance cost	Income statement - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
ABC Brasil S.A.	Nov-17	USD	BRL	12,232	-	(680)	-	-	(679)	-
Goldman Sachs	Aug-17	BRL	USD	754,440	-	(1,897)	-	-	-	1,897
Goldman Sachs	Aug-22	BRL	USD	127,000	-	-	-	-	-	227
					-	(2,577)	-	-	(679)	2,124

Net Investment Hedges
Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Change in OCI, net of taxes	Income statement - Finance cost	Income statement - Change in fair value
					(unaudited)
					D/(C)	D/(C)	D/(C)	D/(C)	D/(C)	D/(C)
Nomura International	Aug-22	EUR	USD	34,109	14	(208)	194	(194)	-	-
Goldman Sachs	Aug-22	MXN	USD	1,065,060	1,210	(321)	(889)	889	-	-
Goldman Sachs	Aug-22	PEN	USD	194,460	-	(2,801)	2,801	(2,801)	-	-
Santander	Jan-20	USD	EUR	20,000	-	-	1,742	(2,522)	-	88
Santander	Jan-20	USD	MXN	11,111	-	-	(2,113)	(2,411)	-	21
Goldman Sachs	Jan-20	USD	EUR	48,000	-	-	3,587	(5,452)	-	217
Goldman Sachs	Jan-20	USD	MXN	40,000	-	-	(7,601)	(8,671)	-	(47)
Nomura International	Jan-20	USD	MXN	23,889	-	-	(4,357)	(5,358)	-	105
Nomura International	Jan-20	USD	EUR	22,000	-	-	1,620	(2,476)	-	99
Goldman Sachs	Jan-18	USD	PEN	13,800	90	-	13	(53)	-	6
BBVA	Jan-18	USD	PEN	55,200	-	-	71	(229)	-	23
Goldman Sachs	Jan-18	USD	COP	7,200	88	-	(87)	(19)	-	(1)
BBVA	Jan-18	USD	COP	28,800	-	-	(359)	(65)	-	7
					1,402	(3,330)	(5,378)	(29,362)	-	518
Total					1,402	(7,508)	(5,378)	(30,143)	(2,122)	2,642

Gains and losses on net investment hedges accumulated in equity will be taken to the income statements when the foreign operation is partially disposed of or sold.

14. PROVISIONS AND CONTINGENCIES

Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities and the breakdown is as follows:

	Thousands of U.S. dollars
	12/31/2016	9/30/2017
	(audited)	(unaudited)
Non-current
Provisions for liabilities	30,394	29,616
Provisions for taxes	21,447	24,200
Provisions for dismantling	15,338	17,513
Other provisions	2,716	2,050
Total non-current	69,895	73,379

Current
Provisions for liabilities	8,160	5,074
Provisions for taxes	1,006	5,494
Provisions for dismantling	213	-
Other provisions	5,339	9,747
Total current	14,718	20,315

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil S.A. has made payments in escrow related to legal claims from ex-employees, amounting to 33,678 thousand U.S. dollars and 41,239 thousand U.S. dollars as of December 31, 2016 and September 30, 2017, respectively.

“Provisions for taxes” mainly relate to probable contingencies in Brazil with respect to social security payments and other taxes, which are subject to interpretations by tax authorities. Atento Brasil S.A. has made payments in escrow related to taxes claims 4,619 thousand U.S. dollars and 4,606 thousand U.S. dollars as of December 31, 2016 and September 30, 2017, respectively.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of dismantling of the installations held under operating leases to bring them to its original condition.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

As of September 30, 2017, lawsuits still before the courts as follow:

Brazil

At September 30, 2017, Atento Brasil was involved in approximately 14,224 labor-related disputes (12,364 labor disputes as of December 31, 2016), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or claims over employment conditions in general. The total amount of the main claims classified as probable was 23,427 thousand U.S. dollars (20,714 thousand U.S. dollars on December 31, 2016) and the main claims classified as possible was 165,293 thousand U.S. dollars (51,354 thousand U.S. dollars on December 31, 2016).

In addition, at September 30, 2017, there are labor-related disputes belonging to the company Atento Brasil 1 (formely Casa Bahia Contact Center Ltda – “CBCC”) totaling 911 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Moreover, as of September 30, 2017, Atento Brasil was party to 13 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately 89,123 thousand Brazilian Reais (28,132 thousand U.S. dollars), of which 2,786 thousand Brazilian Reais relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brasil has recorded a provision, as indicated in the paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

As of September 30, 2017, Atento Brasil S.A. has 12 civil lawsuits ongoing for various reasons (14 on December 31, 2016) which, according to the Company’s external attorneys, materialization of the risk event is possible. The total amount of the claims is approximately 6,309 thousand U.S. dollars (4,948 thousand U.S. dollars on December 31, 2016).

In addition, at September 30, 2017, Atento Brasil S.A. has 41 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (46 on December 31, 2016). The total amount of these claims is approximately 61,224 thousand U.S. dollars (30,885 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

In addition, as of September 30, 2017, there are tax authorities disputes belonging to the company CBCC totaling 3,016 thousand U.S. dollars. According to the Company’s external attorneys, materialization of the risk event is probable.

Furthermore, it is important to highlight out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to amend the indexation rate related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used to adjust the amount of the contingencies to the Special Broad Consumer Price Index (Índice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October 2015, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). On September 30, 2017, a new decision of the Superior Labor Court of Appeals on the application of the index IPCA-E was amended, changing the initial date of the application of the index from June 30, 2009 to March 25, 2015. However, the application of the new index remains suspended due to decision of the STF in October 2015. Thus, the Company considered the this quarter the new modulation for projection of IPCA-E in the labor contingencies, being that, the Company’s external lawyers’ opinion still considering the likelihood of loss in an eventual dispute as possible. The amount involved in the period from March 25, 2015 through September 30, 2017 is approximately 495 thousand U.S. dollars and in the period from August 31, 2015 through September 30, 2017 is approximately 339 thousand U.S. dollars. We will monitor this matter during 2017.

On September 30, 2017, the subsidiary RBrasil Soluções S.A. holds contingent liabilities of labor nature and social charges classified as possible in the amount of 13,328 thousand Brazilian Reais (equivalent to 4,207 thousand U.S. dollars), respectively, and contingent liabilities of tax nature classified as possible in the amount of 16,754 thousand Brazilian Reais (equivalent to 5,288 thousand U.S. dollars), respectively.

On September 30, 2017, the subsidiary Interfile holds contingent liabilities of labor nature and social charges classified as probable in the amount of 12,829 thousand Brazilian Reais (equivalent to 4,050 thousand U.S. dollars) and approximately 2,633 thousand Brazilian Reais (equivalent to 831 thousand U.S. dollars) classified as possible.

Additionally, there are other contingencies which are classified as possible by the Company amounting to 6,107 thousand U.S. dollars.

Peru

At September 30, 2017, Teleatento del Perú, S.A.C. has lawsuits underway with the Peruvian tax authorities amounting to 5,520 thousand U.S. dollars (10,045 thousand U.S. dollars on December 31, 2016). According to the Company’s external attorneys, risk of material loss is possible.

Spain

At September 30, 2017, Atento Teleservicios España S.A.U. including its branches and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 3,624 thousand U.S. dollars. According to the Company’s external lawyers, materialization of the risk event is possible.

Mexico

At September 30, 2017, Atento Mexico through its two entities (Atento Servicios, S.A. de C.V. and Atento Atencion y Servicios, S.A. de C.V.) is a party of labor related disputes filed by Atento employees that abandoned their employment or former employees that base their claim on justified termination reasons, totaling 7,193 thousand U.S. dollars (Atento Servicios, S.A. de C.V. 4,495 thousand U.S. dollars and Atento Atencion y Servicios, S.A. de C.V. 2,698 thousand U.S. dollars), according to the external labor law firm for possible risk labor disputes.

Argentina

In Argentina, as a consequence of an unfavourable sentence on the case “ATUSA S.A.” issued by Argentinian Internal Revenue Services (“Administración Federal de Ingresos Públicos”), notified on February 2017, the risk qualified so far as “remote” becomes now “possible” being this contingency estimated amount of approximately 2,525 thousand U.S. dollars at September 30, 2017 (3,147 thousand U.S. dollars on December 31, 2016). A formal appeal has been filed at the National Supreme Court of Justice.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

15. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	For the nine months ended September 30,
Income taxes	2016	2017
	(unaudited)
Current tax expense	(17,128)	(20,292)
Deferred tax	12,979	12,033
Total income tax expense	(4,149)	(8,259)

For the nine months ended September 30, 2017, Atento Group’s consolidate financial statements presented profit before tax in the amount of 3,610 thousand U.S. dollars and a tax expense of 8,259 thousand U.S. dollars compared to a loss before tax of 9,206 thousand U.S. dollars and a tax expense of 4,149 thousand U.S. dollars for the nine months ended September 30, 2016. The effective tax rate for Atento Group’s, under a positive pre-tax basis, for the nine months ended September 30, 2017 was distorted by the losses incurred by the holding companies. Excluding the holding companies, the aggregated effective tax rate for the nine months ended September 30, 2017 is 35.62% (versus 45.07% for the nine months ended September 30, 2016, under a negative pre-tax basis).

16. LOSS PER SHARE

Basic earnings per share is calculated by dividing the profits attributable to equity owners of the Company by the weighted average number of ordinary shares outstanding during the periods as demonstrated below:

	For the three months ended September 30,		For the nine months ended September 30,
	2016	2017	2016	2017
	(unaudited)		(unaudited)
Result attributable to equity holders of the Company
Atento’s loss attributable to equity holders of the parent from continuing operations (in thousands U.S. dollars) (1)	(488)	(12,013)	(13,355)	(6,906)
Atento’s loss attributable to equity holders of the parent from discontinued operations (in thousands U.S. dollars) (1)	(3,206)	-	(3,206)	-
Weigthed average number of ordinary shares	73,786,225	73,909,056	73,786,225	73,909,056
Basic and diluted loss per share from continuing operations	(0.01)	(0.16)	(0.18)	(0.09)
Basic and diluted loss per share from discontinued operations	(0.04)	-	(0.04)	-

(1) As of September 30, 2016 and 2017, potential ordinary shares of 1,112,405 and 870,589, respectively, relating to the stock option plan were excluded from the calculation of diluted loss per share, as the loss in the periods are anti-dilutive.

Diluted results per share are calculated by adjusting the weighted average number of ordinary shares outstanding to reflect the conversion of all dilutive ordinary shares. The weighted average number of ordinary shares outstanding used to calculate both basic and diluted earnings per share attributable to common stockholders is the same.

17. RELATED PARTIES

Directors

The directors of the Company as of the date on which the interim consolidated financial statements were prepared are Melissa Bethell, Vishal Jugdeb, Francisco Tosta Valim, Thomas Iannotti, David Garner, Stuart Gent, Devin O’Reilly, and Alejandro Reynal.

At September 30, 2017, some members of Board of Directors have the right to the stock-based compensation as described in Note 11.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2016 and 2017:

	For the nine months ended September 30,
	2016	2017
	(unaudited)
Total remuneration paid to key management personnel	3,516	4,243

18. OTHER INFORMATION

a.             Guarantees and commitments

At September 30, 2017, the Atento Group has guarantees and commitments to third parties amounting to 349,203 thousand U.S. dollars (320,300 thousand U.S. dollars at December 31, 2016).

The Company’s directors do not believe that any contingencies will arise from these guarantees other than those already recognized.

The total amount of operating lease expenses recognized in the interim consolidated income statements for the nine months ended September 30, 2017 was 52,998 thousand U.S. dollars (46,679 thousand U.S. dollars at September 30, 2016).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the nine months ended September 30, 2016 and 2017.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2028. As of September 30, 2017, the payment commitment for the early cancellation of these leases is 131,007 thousand U.S. dollars (122,480 thousand U.S. dollars at December 31, 2016).

19. EVENTS AFTER THE REPORTING PERIOD

On September 25, 2017, we announced a new dividend policy pursuant to which our board of directors approved a dividend policy for the Company with a goal of paying annual cash dividends. On October 31, 2017, our board of directors authorized us to declare a cash dividend with respect to our ordinary shares of $0.34 per share which will be paid on November 28, 2017 to shareholders of record as of the close of business on November 10, 2017. Future cash dividends, if any, will be at the discretion of our board of directors and can be changed or discontinued at any time. The declaration and payment of any future dividends (including the amount of the cash dividend, the record date and date of payment) will be subject to approval of Atento's corporate bodies and will be determined based upon, amongst other things, Atento's performance, growth opportunities, cash flow, contractual covenants, applicable legal requirements and liquidity factors.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 14 to the unaudited interim consolidated financial statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2016, and in our Form 6-K for three months ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: October 31, 2017.
By: /s/ Alejandro Reynal
Name: Alejandro Reynal
Title: Chief Executive Officer

By: /s/ Mauricio Montilha
Name: Mauricio Montilha
Title: Chief Financial Officer